
03059414

CTI Industries Corporation

2003 Annual Report


RECD S.E.C.
AUG 2 5 2003
1086

0-23115

P.E 12-31-02


CTI ®


PROCESSED
AUG 26 2003
THOMSON
FINANCIAL

About Our Company

For 26 years, CTI has created, developed and produced high quality, innovative film products. CTI's product line includes novelty balloons - metalized and latex - storage bags for personal use and commercial films for packaging applications. The key elements of our business include innovative and creative product designs, the application of our expertise to our customer's requirements, and our constant efforts to produce and provide goods and services of the highest quality.

CTI operates facilities in Barrington, Illinois and Guadalajara, Mexico. We have invested heavily in equipment to enhance both our capacity and our capabilities.

Metalized Balloons

Higher Standards

Quality and technical innovation have always been a key elements at CTI. Since 1977, we produced metalized balloons, from everyday styles to the most popular licenses. CTI produces the highest quality balloons available. We also incorporate these same quality standards to our line of latex products. In late 2002, we introduced the Huggers line, a licensed character collection capable of holding a second balloon by means of a unique inflated pop-bead connector. Our expertise in current film technology has allowed us to create some of the most intricate and creative balloon shapes in the social expression industry.

Latex Balloons

New Facility

CTI produces quality latex products for many customer demands.

Hi-Tex™ - decorator quality balloons.

Partyloons™ - for the mass markets.

Novelty Toy Punchballs, Waterbombs, and Animal Twisties

Our latex merchandise is produced under strict quality assurance standards in a new technically advanced facility located in Guadalajara, Mexico. CTI's Mexico subsidiary, formerly known as CTI Mexico, is now Flexo Universal, SA de C.V.

Technical Leadership

Increased Productivity at a Reduced Cost



CTI continues to build a reputation as a leader in the production of high quality printed and laminated and barrier films. We are consistently updating our machinery to confirm a competitive edge, and elevate our technical leadership.

Environmentally Friendly Solvent-less Printing and Lamination


For All Coffee Makers
English Bl
coffee
facial
Candy
Bites
10
TWIN BLADE
DISPOSABLE
PIVOT FLEX RAZORS

CTI's purchase of a solvent-less laminator has allowed us to cut manufacturing cost while drastically increasing production speed. Solvent-less laminating also produces films with improved adhesion properties, adds a higher flexibility rate, and greater durability. Our technical improvement has created opportunities for more diversified packaging for our customers. Solvent-less printing and lamination provides a cleaner environment and a safer workplace for our employees.

Letter to Shareholders

Dear Fellow Shareholder:

In 2002, CTI completed another record year in sales, with revenues of over $41 million, an increase of 50% over 2001 revenues of just over $27 million. Most of the revenue increases over 2001 were in both of our principal product lines - commercial films (Laminated, coated and printed films and other specialty film products) and metalized balloons. Revenue from commercial films increased 72% over 2001, from $12.1 million to $19.6 million, and revenue from metalized balloons increased 61% over 2001, from $10.2 million to $16.4 million. For the year, revenue from each of our principal product lines were as follows:

	Revenues	% of Revenues
Commercial Films	$19,600,000	48%
Metalized Balloons	$16,400,000	40%
Latex Balloons	$ 4,900,000	12%

A positive addition to our significant revenue increases is the fact that CTI was profitable in 2002, posting net income of $303,000 for the year, compared to a net loss of $232,000 for fiscal 2001.

During 2002, the Company invested heavily in new production equipment and facilities in an attempt to expand production capabilities while maintaining or otherwise improving on existing efficiency and quality standards. Among these additions in 2002 were:

- a state-of-the-art high speed, 8 color flexographic press.

- new processing equipment together with a solventless laminator, slitting machines and two converting machines.

- a new latex manufacturing facility as well as commitments for two new latex balloon production machines.

Most of the cost related to the acquisition, installation and set-up of this new equipment was incurred during the second half of 2002, and those costs have had a significant effect on our overall 2002 results despite our increase in revenues.

Commercial Films. Our commercial film business was the principal source of our growth in 2002. For the year, revenues in this line increased more than 72%. We experienced strong growth in sales during the year with two principal customers with whom the Company has maintained an extended relationship. In this line of business, the Company has not pursued a strategy of competing in the broad market for commercial films, but rather has focused on specific customers in niche markets. We continue to pursue this strategy for the development of additional business with existing and new customers. Presently, our line of products in this area of business includes: (i) laminated films for use of flexible packaging applications, (ii) laminate film and converted pouches for a consumer application and (iii) printed films used for a variety of packaging applications.

Novelty Products (Metalized and Latex Balloons). CTI remains one of the principal suppliers of metalized and latex balloons and we continue to develop our line of products and channels of distribution. We distribute our novelty products principally through a network of distributors in the United States and other countries, and also sell some products to selected retail chains. In 2002, we entered into an agreement with a new customer that has resulted in a significant increase in our metalized balloon product volumes.

During 2002 and the first part of 2003, we have experienced increased production and operating costs, and reduced margins, which affected our profitability particularly in the fourth quarter of 2002 and the first quarter of 2003. Those higher costs together with greater than anticipated capital commitments have affected our liquidity. A principal goal for management this year is to achieve improved profitability, cash flow and liquidity by utilizing our recent capital investments to achieve greater production capabilities, efficiencies and quality improvements.

John H. Schwan	Howard W. Schwan	Stephen M. Merrick
		
Chairman	President	Executive Vice President

Financial Highlights

(all numbers are in thousands except for per share data)

INCOME STATEMENT	FYE 12/31/00	FYE12/31/01	FYE 12/31/02
Sales	$22,978	$27,446	$41,236
Income from Operations	$ 213	$ 1,017	$ 1,445
Earnings Before Interest, Taxes, Depreciation and Amortization	$ 1,898	$ 2,900	$ 1,508
Net Income (Loss)	$(1,059)	$ (232)	$ 302
Diluted Earnings Per Share	$ (0.08)	$ (0.15)	$ 0.16

BALANCE SHEET			
Total Assets	$22,219	$24,664	$30,272
Working Capital	$ (3,862)	$ 278	$(2,907)
Total Equity	$ 4,604	$ 4,325	$ 5,475

2002 HIGHLIGHTS

- Solid performance, improved profitability, significant growth
- 72% Increased revenues from printed and specialty barrier film sales
- Significant investment in new equipment
- 61% increased revenues from metalized balloon sales

Net Sales



$45,000
$40,000
$30,000
$25,000
$20,000
$15,000
$10,000
$ 5,000
$-
2000
2001
2002

Earnings Before Interest, Taxes, Depreciation and Amortization



$3,000
$2,500
$2,000
$1,500
$1,000
$500
$-
2000
2001
2002

Net Income (Loss)



$500
0
$(500)
$(1,000)
$(1,500)
$(2,000)
2000
2001
2002

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-KSB
ANNUAL REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2002

Commission File Number
000-23115

CTI INDUSTRIES CORPORATION
(Exact name of Registrant as specified in its charter)

Illinois	**36-2848943**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
22160 North Pepper Road Barrington, Illinois	**60010**
(Address of principal executive offices)	(Zip Code)

(847) 382-1000
Registrant's telephone number, including area code

Securities registered pursuant to Sections 12(b) and 12(g) of the Act:

Title of Class	Name of each exchange on which registered:
Common Stock, no par value	**NASDAQ SmallCap Market**

Check whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Check if disclosure of delinquent filers pursuant to Item 405 of Regulation S-B is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated in Part III of the Form 10-KSB or any amendment to the Form 10-KSB.

The Registrant's revenues for the fiscal year ended December 31, 2002, were $41,236,000.

Based upon the closing price of $5.01 per share of Registrant's Common Stock as reported on NASDAQ SmallCap Market at April 11, 2003, the aggregate market value of the voting stock held by non-affiliates of the Registrant was then approximately $4,645,523 (Determination of stock ownership by non-affiliates was made solely for the purpose of responding to the requirements of the Form and the Registrant is not bound by this determination for any other purpose).

The number of shares of the Registrant's Common Stock outstanding as of April 11, 2003, was 1,918,419 (excluding treasury shares).

Transitional Small Business Disclosure Format (check one): ☐ Yes ☒ No

PART I

Item No. 1 Description of Business

Business Overview

CTI Industries Corporation is engaged in the development, manufacture, sale and distribution of two principal lines of products:

- Novelty products, principally balloons, including metalized balloons, latex balloons, punch balls and other inflatable toy items.

- Specialty and printed films and flexible containers, for food packaging, specialized consumer uses and various commercial applications.

The Company was organized in 1976 and initially was principally engaged in the business of manufacturing bag-in-box plastic packaging systems. In 1978, the Company began manufacturing metalized balloons (sometimes referred to as "foil" balloons), balloons made of nylon based material with vacuum deposited aluminum and polyethylene coatings. These balloons remain buoyant when filled with helium for much longer periods than latex balloons and permit the printing of graphic designs on the surface. They grew in popularity quickly and the Company's sales of metalized balloons expanded rapidly during the 1980's.

In 1985, the Company began marketing latex balloons and, in 1988, began manufacturing latex balloons. In 1994, the Company sold its latex balloon manufacturing equipment to a company in Mexico and entered into an arrangement with that company to manufacture latex balloons for the Company. The Company since has acquired majority ownership of the Mexican latex manufacturing company.

The Company's metalized and latex balloons and toy products are sold throughout the United States and in 30 foreign countries through a wide variety of retail outlets including general merchandise and drugstore chains, grocery chains, card and gift shops, and party goods stores, as well as through florists and balloon decorators.

Most metalized balloons contain printed characters, designs and social expression messages. The Company maintains licenses on numerous characters and designs, including, for example, Peanuts® characters, Garfield®, Precious Moments® and Hallmark. During 2002, the Company entered into agreements with Hallmark Cards to produce metalized balloons. The Party Express Division of Hallmark distributes these balloons to its customers and the Company also distributes these balloons to its distributors and customers.

On an increasing basis over the past five years, the Company also has engaged in the production, lamination, coating and printing of films and provides custom film products for a variety of commercial applications. These include (i) laminated and printed films for use in packaging applications and (ii) completed products for customer storage applications and for packaging applications. Revenues from this activity have grown rapidly and, during 2002, represented 48% of total company revenue.

Background

CTI Industries Corporation (the "Company") was incorporated as Container Merger Company, Inc. under the laws of the State of Delaware on October 14, 1983, and changed its name to CTI Industries Corporation on August 2, 1985. A predecessor company, Creative Technology, Inc., was organized as an Illinois corporation on December 9, 1975 and was merged into the Company in February, 1984. On November 19, 2001, the Company was reincorporated in Illinois and is now an Illinois corporation. CTI Balloons Ltd. ("CTI Balloons"), the Company's wholly-owned subsidiary, was organized as a corporation under the laws of the United Kingdom on October 2, 1996. On October 24, 1996, the Company entered into an agreement with CTI Balloons pursuant to which all of the assets and liabilities of the Company in its branch operation in the United Kingdom were sold and transferred to CTI Balloons and all of the capital stock of CTI Balloons was issued and delivered to the Company. Unless otherwise specified, all references to the Company refer to the Company, its predecessor Creative Technology, Inc., its wholly-owned subsidiaries, CTI Balloons, CTF International, S.A. de C.V., and its majority-owned subsidiaries, CTI Mexico, S.A. de C.V. and Flexo Universal, S.A. de C.V.

In March and May of 1996, a group of investors made an equity investment of $1,000,000 in the Company in return for 366,300 shares of Preferred Stock, $.91 par value. Each share of Preferred Stock was entitled to an annual cumulative dividend of 13% of the purchase price, and was convertible into one share of Common Stock. The shares of Preferred Stock, voting separately as a class, were entitled to elect four of the Company's directors. Members of such investment group included Howard W. Schwan, John H. Schwan and Stephen M. Merrick, current members of management.

In July, 1997, the Company effected a recapitalization (the "Recapitalization") without a formal reorganization. As part of the Recapitalization, the Board of Directors approved the creation of Class B Common Stock, approved a 1 for 2.6 reverse stock split on both the Common Stock and Preferred Stock, and negotiated a conversion of all then outstanding shares of the Company's Convertible Preferred Stock into an aggregate of 366,300 shares of Class B Common Stock. The conversion was effective upon the closing of an initial public offering of 575,000 shares of the Company's Common Stock on November 5, 1997. The shares of Class B Common Stock contained rights identical to shares of Common Stock, except that shares of Class B Common Stock, voting separately as a class, had the right to elect four of the Company's seven directors. Shares of Common Stock and Class B Common Stock, voting together as a class, vote on all other matters, including the election of the remaining directors. The recapitalization, initial public offering and related transactions were approved by written consent of the shareholders. On July 1, 2002, all outstanding shares of Class B Common Stock, by their terms, were converted to common stock.

On October 15, 1999, the Company's Board of Directors approved a 1 for 3 reverse split of the Company's Common Stock and Class B Common Stock. The 1 for 3 reverse stock split became effective at the close of business on November 4, 1999, upon the approval and consent of a majority of Common and Class B Common Stockholders voting together as a single class. As a result of the reverse stock split, every three shares of the Company's Common Stock were reclassified and changed into one share of the Company's Common Stock with a new par value of $.195 per share, and every three shares of the Company's Class B Common Stock were reclassified and changed into one share of the Company's Class B Common Stock, with a new par value of $2.73 per share. After the reincorporation of the Company in the State of Illinois, the Company's Common and Class B Common Stock ceased to have any par value.

On December 13, 2002, the Board of Directors of the Company declared a stock dividend of one share of Common Stock for each 5.25 shares of Common Stock outstanding. The record date for the dividend was December 27, 2002. Except for the elimination of par values and as otherwise indicated, share figures in this document have been restated to reflect the stock splits and stock dividends described above.

During February and March, 2003, two members of management of the Company entered into agreements with the Company pursuant to which such individuals loaned to the Company the aggregate amount of $1,630,000 in exchange for (i) two year notes bearing interest at 9% per annum and (ii) five year warrants to purchase up to 163,000 shares of Common Stock of the Company at $4.87 per share (the market price of the Company's Common Stock on the date of issuance of the Warrants). The funds were provided to re-finance an existing loan to CTI Mexico and Flexo Universal, the Company's Mexico subsidiaries, of $880,000 and to provide funds for capital investment and working capital.

Mexico Operations. The Company's latex balloons are manufactured by CTI Mexico S.A. de C.V. ("CTI Mexico"), formerly known as Pulidos y Terminados Finos S.A. de C.V., a Guadalajara, Mexico company engaged principally in the manufacture of latex balloons, and commencing in March, 2003 by Flexo Universal, S.A. de C.V. ("Flexo Universal"), also a majority owned subsidiary. In 1995, the Company entered into an agreement with CTI Mexico under which (i) the Company sold to CTI Mexico all of its latex balloon manufacturing equipment (for the manufacture of decorator balloons), (ii) CTI Mexico agreed for a period of 10 years to supply balloons exclusively to the Company for sale in the United States and Canada manufactured on such equipment and (iii) for such 10 year period, CTI Mexico agreed to supply to the Company, exclusively in the United States except as to two other companies, all balloons manufactured by CTI Mexico. Commencing in 1996, CTI Mexico began manufacturing latex balloons for the Company.

In January, 1998, the Company and CTI Mexico entered into an agreement whereby (i) the Company subscribed for 45% of the outstanding capital stock of CTI Mexico for $800,000, (ii) the Company loaned to CTI Mexico $850,000, which loan was collateralized by certain latex balloon manufacturing equipment, and (iii) the 1995 equipment purchase agreement between the parties was cancelled with respect to two pieces of latex balloon manufacturing equipment; this equipment was then owned by CTI and leased to CTI Mexico. The purchase of the capital stock was consummated in February, 1998, and the purchase price for the capital stock was paid by (i) applying $400,000 of advances made to CTI Mexico prior to closing and (ii) a cash payment for the balance. The $400,000 debt owing to the Company from the 1995 acquisition was extinguished as a result of the cancellation of the sale of the two pieces of equipment to CTI Mexico.

In November, 1999, the Company acquired additional shares of capital stock of CTI Mexico, resulting in the Company's ownership of approximately 72% of CTI Mexico's total outstanding capital stock. The November, 1999 acquisition was concluded through an agreement with a principal shareholder of CTI Mexico and the approval of the requisite number of CTI Mexico shareholders at a shareholders' meeting held on November 12, 1999. In the November, 1999 acquisition transaction, the Company allowed CTI Mexico to capitalize certain of CTI Mexico's outstanding indebtedness to the Company, amounting to approximately $989,000, and contributed certain equipment with a total value of approximately $855,000, in exchange for capital stock of CTI Mexico. In addition, in May of 2000 and August of 2002, the Company purchased additional shares of stock from certain of CTI Mexico's shareholders, resulting in the Company's ownership of approximately 98% of CTI Mexico's total outstanding capital stock.

During 2002, the Company, through CTI Mexico, maintained two manufacturing facilities in Guadalajara, Mexico totaling approximately 95,000 square feet of manufacturing, office and warehouse space and operated seven latex balloon machines.

On February 22, 2003, the CTI Mexico effected a spin-off under Mexican law under which a portion of the assets, liabilities and capital of CTI Mexico were transferred to a newly-organized entity. This new entity will operate under the name Flexo Universal, S.A. de C.V. and is owned 98% by the Company. Flexo Universal has entered into a lease for approximately 43,000 square feet of manufacturing, office and warehouse space in Guadalajara, Mexico and will conduct latex balloon manufacturing, printing and packaging activities at that location. Operations at that location commenced on March 1, 2003.

Products

Metalized Balloons. The metalized balloon is actually composed of a base nylon material which is coated on one side with a vacuum deposited aluminum coating and on the other with polyethylene. Typically, the balloon film is printed with graphic designs and messages.

The Company manufactures over 450 balloon designs, in different shapes and sizes, including the following:

- Superloons® - 18" balloons in round or heart shape, generally made to be filled with helium and remain buoyant for long periods. This is the predominant metalized balloon size.
- Ultraloons® - 34" balloons made to be filled with helium and remain buoyant.
- Miniloons®- 9" balloons made to be air-filled and sold on holder-sticks or for use in decorations.
- Card-B-Loons® (4½") and Pixiloons(TM) (2½") - air-filled balloons, often sold on a stick, used in floral arrangements or with a container of candy.
- Shape-A-Loons® - shaped balloons made to be filled with helium.

- Minishapes - small shaped balloons designed to be air filled and sold on sticks as toys or inflated characters.

- Walk-abouts® - helium filled shaped balloons with attached arms and legs.

- Smackers®- helium filled red lip-shaped balloons.

- You Name It® - balloons to which lettering can be attached for a personalized message.

In addition to size and shape, a principal element of the Company's metalized balloon products is the printed design or message contained on the balloon. These designs include figures and licensed characters many of which are well-known. The Company maintains many of its own licenses for several characters, and, under an arrangement with Hallmark Cards Incorporated ("Hallmark"), manufactures and distributes balloons bearing a number of additional licensed characters. Some of these characters include Peanuts®, Garfield®, Precious Moments®, Party Express®, Betty Boop®, Kinka®, Head First®, Hallmark Shoebox®, Scooby Doo®, Barbie®, Batman®, Spirit®, Nascar®, Hotwheels®, Major League Baseball®, Hamtaro®, Justice League®, Star Wars®, Butt Ugly Martians®, Madeline®, Samurai Jack®, Rescue Hereos® and several others. See "Patents, Trademarks and Copyrights" below.

Latex Balloons. The Company sells a high end line of latex balloons under the product line name Hi-Tex® and a standard line of latex balloons marketed under the name Partyloons®. The Company also manufactures toy balloon products including punch balls and water bombs.

Packaging Films. The Company laminates, extrusion coats and prints films for use in packaging applications, including food packaging.

Custom Film Products. The Company fabricates custom film products for various commercial and industrial purposes. These now include "dunnage" bags (inflatable film products) used in the packaging of goods and flexible containers for the storage of clothing and personal items.

The Industries

Metalized Balloons

The metalized balloon came into existence in the late 1970s. During the 1980s, the market for metalized balloons grew rapidly. Initially, the product was sold principally to individual vendors, small retail outlets and at fairs, amusement parks, shopping centers and other outdoor facilities and functions. Metalized balloons remain buoyant when filled with helium for extended periods of time and they permit the printing and display of graphics and messages. As a result, the product has significant appeal as a novelty and message item. Metalized balloons became part of the "social expression" industry, carrying graphics designs, characters and messages like greeting cards. In the mid-1980s, the Company and other participants in the market began licensing character and cartoon images for printing on the balloons and directed marketing of the balloons to retail outlets including grocery, general merchandise and drug store chains, card and gift shops, party goods stores as well as florists and balloon decorators. These outlets now represent the principal means for the sale of metalized balloons throughout the United States and in a number of other countries.

Metalized balloons are sold in the United States and in Europe, several countries in the Far East, Canada and to an increasing extent in Latin America. The United States, however, is by far the largest market for these products.

There are presently at least six manufacturers of metalized balloons whose products are sold in the United States. Five of these companies maintain their own production facilities in the United States. Several companies market and sell metalized balloons designed by them and manufactured by others for them.

Metalized balloons are marketed in the United States and foreign countries through wholesalers or distributors and directly to retail customers. Often the sale of metalized balloons by the wholesalers/distributors is accompanied by related products including latex balloons, floral supplies, candy containers, mugs, plush toys, baskets and a variety of party goods. Although the latex balloon market overlaps the metalized balloon market, the latex balloon market has been in existence for a longer period than metalized balloons and extends to more customers and market categories than metalized balloons.

Latex Balloons

There are several latex balloon product lines: (i) high quality decorator balloons, (ii) standard novelty balloons; (iii) printed balloons and (iv) toy categories. The high quality decorator balloons are generally sold to and through balloon decorators and are generally of higher quality and price than the standard line of balloons. The standard line of balloons is sold widely in retail stores including many of the same outlets as metalized balloons. Printed latex balloons are sold both in retail outlets and for balloon decoration purposes including floral designs. "Toy" balloons include novelty balloons sold in toy departments or stores, punch balls, water bombs and other specialty designs.

Latex balloons are sold through many of the same outlets as metalized balloons including grocery, general merchandise and drug store chains, card and gift shops, party goods stores, florists and balloon decorators. Latex balloons are sold in retail stores in packaged form as well as inflated. Also, certain latex items are sold in retail stores, generally in packaged form, as toy items.

There are at least seven manufacturers of latex balloons whose products are sold in the United States.

Printed and Specialty Films

The industry and market for printed and specialty films is highly fragmented and includes many participants. There are literally hundreds of manufacturers of printed and specialty film products in the United States and in other markets. In many cases, companies produce films and film packages for the packaging of products manufactured and sold by those companies. Many of these film products are utilized for packaging of a variety of goods, including foods. Films are utilized for a wide variety of specialized uses - including for medical applications, "dunnage" in packages and containers for consumer and other uses.

The total volume of products manufactured and sold in this industry is estimated to be well in excess of $3 billion.

Marketing, Sales and Distribution

The Company markets and sells its metalized balloon, latex balloon and related novelty products throughout the United States and in over 30 foreign countries. The Company maintains a marketing, sales staff and support staff of 10 individuals and a customer service department of 7 individuals. European sales are conducted by CTI Balloons, the Company's subsidiary located in Rugby, England. CTI Mexico and Flexo Universal conduct sales and marketing activities for the sale of balloon products in Mexico, Latin America, and certain other markets. Sales in other foreign countries are made generally to distributors in those countries and are managed at the Company's principal offices.

The Company sells and distributes its products principally through a network of approximately 600 distributors and wholesalers situated throughout the United States and in a number of foreign countries. These distributors and wholesalers are engaged principally in the sale of balloons and related products (including such items as plush toys, mugs, containers, floral supplies and other items). These distributors and wholesalers, in turn, sell balloons and related products to retail outlets including grocery, general merchandise and drug store chains, card and gift shops, party goods stores as well as florists and balloon decorators. Most sales are on an individual order basis.

The Company also sells balloons and related products to certain retail outlets including some chain stores. The Company's largest chain store customer is Eckerd Drug Stores.

In March, 2002, the Company entered into an arrangement with Hallmark, under which the Company agreed to produce metalized balloons for the Party Express Division of Hallmark incorporating designs provided by Party Express as well as licensed character designs under licenses held by Hallmark. Under the arrangement, the Company is also entitled to market and sell balloons incorporating these designs to its other customers. During 2002, sales to Hallmark were $5,111,000 or 12.4% of the Company's total sales revenue.

The Company engages in a variety of advertising and promotional activities to promote the sale of its balloon products. Each year, the Company produces a complete catalog of its balloon products, and also prepares various flyers and brochures for special or seasonal products, which are disseminated to thousands of customers, potential customers and others. The Company participates in numerous trade shows for the gift, novelty, balloon and other industries and advertises in a number of trade and other publications. The Company also attends licensing shows for the purpose of seeking out additional design licenses.

The Company markets and sells its printed and laminated films and converted film products directly and through independent sales representatives. The Company markets these products to companies which package their products in plastic wrapping, in particular food products such as candies and coffee. The Company markets its custom film products, including its "dunnage" bags (inflatable film products) directly. During the 2002 fiscal year, the Company sold such products to five principal, and a number of smaller customers. One customer represented 29% ($12,086,000) of the Company's total sales revenue in 2002 and another represented 17% ($7,000,000) of total sales revenue.

Manufacturing

Production and Operations.

At its Barrington, Illinois headquarters, the Company owns and operates a modern facility. The facility includes converting machines of the Company's own design and construction which fabricate metalized balloons and packaging bags. These production systems include a patented system for the production and insertion of valves in balloons. These machines have the capacity to manufacture in excess of 60 million 18" balloons annually.

The Company owns and operates equipment for the development of films and plates utilized in the printing of films for metalized balloons and packaging films. The Company owns and operates one state of the art high-speed eight color press and two six color presses at its facility in Barrington, Illinois. The Company's utilizes a water-based ink process for printing.

The Company owns and operates one extrusion coating and lamination machine and one solventless laminator to produce films for use in metalized balloons, packaging films and specialty film products. A new extrusion coating and laminating machine was acquired in 1999 and the laminator was acquired in 2002. This equipment significantly increased the Company's production capacity and capabilities.

The Company maintains a graphic arts and development department which designs its balloon products and graphics. The Creative Department operates a networked, computerized graphic arts system for the production of these designs and of printed materials including catalogues, advertisements and other promotional materials.

The Barrington facility also includes a computerized customer service department which receives and fulfills over 60,000 orders annually.

The Company maintains a finished goods inventory of all balloon products at the Barrington facility and provides fulfillment for orders throughout the United States and in a number of foreign countries.

CTI Mexico and Flexo Universal. Through CTI Mexico and Flexo Universal, the Company operates several facilities in Guadalajara, Mexico, comprising, in 2002, approximately 95,000 square feet of production, warehouse and office space. At these locations, the Company produces all of its latex balloon products and also prints and packages latex balloons. During 2002, CTI Mexico owned and operated, or leased, seven latex balloon manufacturing machines, two high-speed latex printing machines and several other latex printing machines. Balloon products are warehoused at these facilities and order fulfillment is provided for Mexico and Latin America, as well as to the United States and United Kingdom facilities of the Company. CTI Mexico, and now Flexo Universal, also conduct sales and marketing activities for the sale of balloon products in Mexico, Latin America and certain other markets.

CTI Balloons Ltd. Through its wholly-owned subsidiary, CTI Balloons Ltd, the Company conducts a warehouse, fulfillment and sales operation in Rugby, United Kingdom. Sales and fulfillment for all of the United Kingdom, Europe and the Middle East are conducted from this facility.

Competition

The balloon and novelty industry is highly competitive, with numerous competitors. There are presently six principal manufacturers of metalized balloons whose products are sold in the United States including Anagram International, Inc., Pioneer Balloon, Convertidora International, Barton Enterprises and Betallic. Several companies, including American Greetings, Amscan Holdings, Inc. and Flowers, Inc., market and sell metalized balloons designed by them and manufactured by others for them. In 1998, Anagram International, Inc. was acquired by Amscan and in 2000 M&D Balloons was acquired by American Greetings. During 2002, Amscan completed the purchase of M&D Balloons from American Greetings.

There are at least seven manufacturers of latex balloons whose products are sold in the United States. The market for film packaging and custom products is fragmented, and competition in this area is difficult to gauge. However, there are numerous participants in this market and the Company can expect to experience intense quality and price competition.

Many of these companies offer products and services which are the same or similar to those offered by the Company and the Company's ability to compete depends on many factors within and outside its control. There are a number of well-established competitors in each of the Company's product lines, several of which possess substantially greater financial, marketing and technical resources and established, extensive, direct and indirect channels of distribution for their products and services. As a result, such competitors may be able to respond more quickly to new developments and changes in customer requirements, or devote greater resources to the development, promotion and sale of their products and services than the Company. Competitive pressures include, among other things, price competition, new designs and product development and copyright licensing.

Patents, Trademarks and Copyrights

In connection principally with its metalized balloon business, the Company has developed or acquired a number of intellectual property rights which are significant to its business.

Copyright Licenses. The most significant of these rights are licenses on a number of popular characters. The Company presently maintains approximately 22 licenses and produces balloon designs utilizing the characters covered by the licenses. Licenses are generally maintained for a one or two year term, although the Company has maintained long term relationships with several of its licensors and has been able to obtain renewal of its license agreements with them.

Trademarks. The Company is the owner of 21 registered trademarks in the United States relating to its products. Many of these trademarks are registered in foreign countries, principally in the European Community.

Patent Rights. The Company is the owner of, or licensee under, several patents. These include (i) ownership of two patents, and a license under a third, relating to self-sealing valves for metalized balloons and methods of making balloons with such valves, (ii) a patent on a combination of a greeting card and balloon connected by a ribbon contained in single package, (iii) a patent on a method of inserting and affixing a zipperclosure system in a bag, and (iv) various metalized balloon design patents, including various shapes for Valentine's Day, Halloween and birthday parties.

Research and Development

The Company maintains a product development and research department of 7 individuals for the development or identification of new balloons and related products, product components and sources of supply. Research and development includes (i) creative product development, (ii) creative marketing, and (iii) engineering development. During the fiscal years ended December 31, 2001 and December 31, 2002, the Company estimates that the total amount spent on research and development activities was approximately $325,000 and $333,000, respectively.

Employees

As of December 31, 2002, the Company had 246 full-time employees in the United States, of whom 18 are executive or supervisory, 10 are in sales, 188 are in manufacturing and 30 are clerical. As of that same date, the Company had 13 full-time employees in England, of whom one is executive or supervisory, 4 are in sales, 6 are in warehousing and 2 are clerical. In Mexico, as of December 31, 2002, the Company had 213 full-time employees, of whom 6 are executive or supervisory, 4 are in sales, 187 are in manufacturing and 16 are clerical. The Company is not a party to any collective bargaining agreement in the United States, has not experienced any work stoppages and believes that its relationship with its employees is satisfactory.

Regulatory Matters

The Company's manufacturing operations are subject to the U.S. Occupational Safety and Health Act ("OSHA"). The Company believes it is in material compliance with OSHA. The Environmental Protection Agency regulates the handling and disposal of hazardous materials. As the Company's printing operations utilize only water-based ink, the waste generated by the Company's production process is not deemed hazardous. The Company believes it is in material compliance with applicable environmental rules and regulations. Several states have enacted laws limiting or restricting the release of helium filled metalized balloons. The Company does not believe such legislation will have any material effect on its operations.

Item No. 2 Description of Property

The Company owns its principal plant and offices located in Barrington, Illinois, approximately 45 miles northwest of Chicago, Illinois. The facility includes approximately 75,000 square feet of office, manufacturing and warehouse space.

In August, 1998, the Company purchased a building that is adjacent to its principal plant and offices. This facility includes approximately 29,000 square feet of combined office and warehouse space. In November, 1999, the Company sold this building to a related party, and entered into a 10 year lease for the building at a monthly rental cost of $17,404.

The Company also leases approximately 15,000 square feet of office and warehouse space in Rugby, England at an annual lease cost of $51,700, expiring 2013. This facility is utilized for product packaging operations and to manage and service the Company's operations in England and Europe.

During 2002, CTI Mexico, the Company leased four buildings with approximately 95,000 total square feet of production, warehouse and office space in Guadalajara, Mexico. One plant, consisting of three buildings, is occupied at a monthly lease rate of $5,500, and the other plant, consisting of one building, has a three-year lease at a monthly lease rate of $4,500. In January 2003, Flexo Universal entered into a 5 year lease agreement for the lease of approximately 43,000 square feet of manufacturing, warehouse and office space at the cost of $17,000 per month.

Item No. 3 Legal Proceedings

On September 5, 2002, Byrne Sales Associates, Inc. filed an action against the Company for breach of contract in the Circuit Court of Jefferson County, Wisconsin claiming as damages the amount of $150,805. In the action, the plaintiff alleges that certain products manufactured by the Company and sold to the plaintiff were defective. The Company has filed a responsive pleading in this action denying the allegations contained in the Complaint. Management of the Company believes the claims in the action are without merit in fact or law and intends to vigorously defend the action. Due to the preliminary stage of this action, neither an evaluation of the outcome or a range of probable loss can be made.

In addition, the Company is also party to certain lawsuits arising in the normal course of business. The ultimate outcome of these matters is unknown, but in the opinion of management, the settlement of these matters is not expected to have a significant effect on the future financial position or results of operations of the Company.

Item No. 4 Submission of Matters to a Vote of Security Holders

Not Applicable.

PART II

Item No. 5 Market for Registrant's Common Equity and Related Stockholder Matters

Market Information. The Company's Common Stock was admitted to trading on the NASDAQ SmallCap Market under the symbol CTIB on November 5, 1997. Prior to that time, there was no established public trading market for the Company's Common Stock.

The high and low sales prices for the last eight fiscal quarters (retroactively adjusted to reflect post-reverse split share and stock dividend values), according to the NASDAQ Stock Market's Stock Price History Report, were:

	High	Low
January 1, 2001 to March 31, 2001	2.07	.87
April 1, 2001 to June 30, 2001	1.68	1.10
July 1, 2001 to September 30, 2001	1.68	1.39
October 1, 2001 to December 31, 2001	1.68	1.13
January 1, 2002 to March 31, 2002	1.55	1.30
April 1, 2002 to June 30, 2002	6.26	1.52
July 1, 2002 to September 30, 2002	4.47	2.05
October 1, 2002 to December 31, 2002	6.90	2.23

As of March 20, 2003, there were approximately 44 holders of record of the Company's Common Stock. It is estimated that there are in excess of 300 beneficial owners of the Company's Common Stock.

The Company has never paid any cash dividends on its Common Stock and does not currently intend to pay cash dividends on its Common Stock in the foreseeable future. The Company currently intends to retain all its earnings to finance the development and expansion of its business. Under the terms of its current loan agreement, the Company is restricted from declaring any cash dividends or other distributions on its shares unless certain minimum financial performance levels are maintained. The Company expects it to be likely that it will be required to agree to restrictions on the payment of dividends or other distributions in connection with future financings, if any.

Recent Sales of Unregistered Securities

In June, 1999, the Company issued a note to John C. Davis, a former director and officer, for $150,000 with a maturity of February 28, 2001, replacing an existing note in that amount. Mr. Davis' June, 1997, warrant to purchase up to 19,078 shares of the Company's Common Stock at an exercise price of $7.86 per share was cancelled in September, 1999, and a new warrant to purchase up to 19,078 shares of the Company's Common Stock at an exercise price of $1.418 per share, with an expiration date of June 30, 2003, was issued in its place. Mr. Davis' June, 1999, Note was paid in full by the Company in February, 2001.

In June, 1999, notes of the Company to Howard W. Schwan, John Schwan, and Stephen Merrick in the amounts of respectively, $50,000, $350,000 and $315,000, came due. On November 9, 1999, new notes in the same principal amounts were issued to Messrs. H. Schwan, J. Schwan and Merrick, in payment and replacement of the prior notes with maturity dates for each of November 9, 2001. In November, 1999, the June, 1997 warrants of Messrs. H. Schwan, J. Schwan and Merrick to purchase up to (respectively) 6,359, 44,515 and 40,063 shares of the Company's Common Stock at an exercise price of $7.86 per share were cancelled. At that time, new warrants to purchase up to 35,263, 246,840 and 222,157 shares of the Company's Common Stock at an exercise price of $1.418 per share were issued to Messrs. H. Schwan, J. Schwan and Merrick, respectively. Each of these warrants were exercised on June 3, 2002. The respective $50,000, $350,000 and $315,000 notes were cancelled and used as payment for the warrant shares.

The 1999 notes and 1999 warrants issued to Messrs. Davis, H. Schwan, J. Schwan and Merrick were issued in a private offering which was exempt from registration under Section 4(2) of the Securities Act of 1933, as amended, as a transaction not involving a public offering as all participants were sophisticated investors who had access to information about the Company.

In July, 2001, the Company issued warrants to purchase up to 79,364 shares of the Company's Common Stock to John H. Schwan and 39,683 shares of the Company's Common Stock to Stephen M. Merrick. The warrants were issued in consideration of Mr. Schwan and Mr. Merrick each personally guaranteeing and securing loans to the Company in the amount of approximately $1,600,000. The warrants are exercisable for a period of five years at a price of $1.50 per share.

On December 12, 2002, Messrs. John Schwan, Howard Schwan and Stephen Merrick exercised warrants to purchase 24,572, 30,525 and 28,780 shares of the Company's Common Stock, respectively. In each instance, the warrant holder tendered shares of the Company's Common Stock already owned by him as full payment for the warrant shares. The shares tendered as payment were valued at the per share closing price for the Company's Common Stock on the date of exercise.

During February, 2003, John H. Schwan loaned $930,000 to the Company and Stephen M. Merrick loaned $700,000 to the Company, each in exchange for (i) two year promissory notes bearing interest at 9% per annum and (ii) five year warrants to purchase up to 163,000 shares of Common Stock of the Company at $4.87 per share, the market price of the Common Stock on the date of the Warrants. The proceeds of these loans were to (i) re-finance the bank loan of CTI Mexico in the amount of $880,000 and (ii) to provide financing for CTI Mexico and Flexo Universal.

Item No. 6 Management's Discussion and Analysis of Financial Condition and Results of Operations

General

The Company's December 31, 2001 financial statements have been restated, as further discussed in Amendment No. 1 to the Company's 2001 Form 10KSB.

The following table sets forth selected financial data of the Company for the years ended December 31, 2002 and December 31, 2001 (in thousands, except per share data):

	Year ended December 31, 2002	Year ended December 31, 2001
Consolidated Statement of Operations Data:		
Net sales	$ 41,236	$ 27,446
Cost of sales	32,344	19,835
Gross profit	8,892	7,611
Operating Expenses:		
General and administrative	4,225	3,702
Selling	1,551	1,760
Advertising	1,671	1,133
Total operating expenses	7,447	6,595
Operating income	1,445	1,016
Other expense	(1,110)	(1,030)
Income (loss) before income taxes and minority interest	335	(14)
Income tax expense	(39)	(277)
Income (loss) before minority interest	296	(290)
Minority interest in loss of subsidiary	6	58
Net income (loss)	$ 302	$ (232)
Net income (loss) applicable to common shares	$ 302	$ (232)
Net income (loss) per share:		
Basic	$ 0.18	$ (0.19)
Diluted	$ 0.16	$ (0.19)
Weighted average number of common and common equivalent shares outstanding:		
Basic	1,688,384	1,511,958
Diluted	1,884,405	1,511,958

Results of Operations

Net Sales. The Company generates revenue from the sale of three product lines - metalized balloons, latex balloons and laminated and printed films. All of the production and revenues for printed and laminated films are generated in the Company's plant in Barrington, Illinois and virtually all of those sales are made to domestic U.S. customers. Latex balloons are produced for the Company by CTI Mexico at its plants in Guadalajara. CTI Balloons sells latex balloons (i) to the Company for resale in the U.S., (ii) in the domestic Mexico market, (iii) to CTI Balloons, Ltd (the Company's UK subsidiary) for resale in the United Kingdom and some other markets in Europe and the Middle East and (iii) to various other customers in Latin America and other countries. All of the metalized balloons of the Company are manufactured by the Company in Barrington, Illinois. The Company sells metalized balloons (i) to domestic U.S. customers, (ii) to international customers, (iii) to CTI Mexico for resale in Mexico and (iv) to CTI Balloons, Ltd. for resale in the United Kingdom and Europe.

For the fiscal year ended December 31, 2002, consolidated revenues from the sale of all products were $41,236,000, compared to consolidated revenues of $27,446,000 for the year ended December 31, 2001, an increase of 50%. This increase in revenues is the result principally of (i) a 72% increase in sales of printed and laminated films from 11,438,000 in 2001 to 19,621,000 in 2002 and (ii) a 61% increase in sales of metalized balloons from

$10,155,000 in 2001 to $16,392,000 in 2002. These sales revenues increases are attributable principally to increases in sales to three principal customers. Sales in 2002 to these three customers were as follows: (i) $12,086,000, or 29% of total revenues to a customer for consumer storage bags, (ii) $7,000,000 representing 17% of total sales to a customer for packaging films and (iii) $5,111,000, representing 12.4% of total sales, to a customer for metalized balloons. For the fiscal year 2002, on a consolidated basis, metalized balloons represented 40% of sales, laminated and printed films 48% of sales and latex balloons 12% of sales. During fiscal 2001, metalized balloons represented 37% of sales, laminated and printed films 44% of sales and latex balloons 19% of sales.

Sales and selected financial information on a geographic basis for 2001 and 2002 are set forth below:

	United States	United Kingdom	Mexico	Eliminations	Consolidated
Year ended 12/31/01					
Revenues	$ 24,707,000	$ 1,672,000	$ 5,940,000	$ (4,873,000)	$ 27,446,000
Operating income	1,089,000	67,000	128,000	(268,000)	1,016,000
Net income (loss)	(105,000)	50,000	47,000	(224,000)	(232,000)
Total Assets	$ 20,355,000	$ 620,000	$ 5,785,000	$ (2,096,000)	$ 24,664,000
Year ended 12/31/02					
Revenues	$ 37,418,000	$ 1,966,000	$ 5,235,000	$ (3,383,000)	$ 41,236,000
Operating income	1,260,000	69,000	212,000	(96,000)	1,445,000
Net income (loss)	452,000	40,000	(99,000)	(91,000)	302,000
Total Assets	$ 26,311,000	$ 980,000	$ 4,983,000	$ (2,002,000)	$ 30,272,000

(1) All intercompany transactions are eliminated for consolidated information.

(2) The United Kingdom facility is a warehouse and sales operation marketing and selling products manufactured in the United States and Mexico.

Cost of Sales. For fiscal 2002, cost of sales increased to 78.4% of net sales compared to 72.3% of net sales for fiscal 2001. In fiscal 2002, profit margins on metalized balloons, latex balloons and laminated and printed film were 24.3%, 17.5% and 27.5%, respectively, compared to margins on the same product lines for 2001 of 27.1%, 14.1% and 33%. The reduction in margins with respect to metalized balloons in 2002 is attributable principally to sales of balloons to one significant customer at prices and margins lower than other customers. Also, the Company experienced higher than normal production costs during the second half of 2002 arising from the installation of new equipment and the need to respond to large volume requirements. With respect to laminated and printed films, the reduction in margins during 2002 is attributable principally to (i) greater allocation of production overhead costs to this product line, (ii) an increase in resin costs and (iii) increased costs associated with the installation and operation of new equipment.

General and Administrative. For fiscal 2002, administrative expenses were $4,225,000, or 10.2% of net sales, as compared to $3,702,000 or 13.5% of net sales for fiscal 2001. The increase in administrative expenses is attributable to increases in personnel and compensation, insurance premiums, litigation settlement costs, audit expenses, consulting fees and travel expenses. In June, 2002, the Company entered into a settlement agreement of pending litigation, incurring an expense of $105,000.

Selling. For fiscal 2002, selling expenses were $1,551,000 or 3.8% of net sales compared to $1,760,000, or 6.4% of net sales for fiscal 2001. The decline in selling expense resulted from reductions in several expense items including royalty payments and commissions.

Advertising. For fiscal 2002, advertising and marketing expenses were $1,671,000 or 4.1% of net sales, compared to $1,133,000 or 4.1% of sales for fiscal 2001. The increase is attributable principally to the expense of additional personnel and compensation expenses.

Other Expense. For fiscal 2002, interest expense and loan fees totaled $832,000. For fiscal 2001, interest expense was $1,126,000. The reduction in interest expense is attributable principally to lower applicable interest rates. The Company had currency exchange losses during 2002 of $281,000 compared to currency gains during fiscal 2001 of $89,000.

Net Income or Loss. For the fiscal year ended December 31, 2002, the Company had income before taxes and minority interest of $335,000 compared to a loss before taxes and minority interest for fiscal 2001 of $14,000. The net income for fiscal 2002 was $303,000 compared to a net loss for fiscal 2001 of $232,000.

Income Taxes. For the fiscal year ended December 31, 2002, the Company had income tax expense of $39,000 compared to an income tax expense of $277,000 for fiscal 2001. The amount of the income tax expense recognized by the Company for both 2002 and 2001 reflects adjustments in deferred tax assets and other items arising from the operating results of the Company for each year.

Contracts with foreign suppliers are stated in U.S. dollars and the Company is not subject to currency rate fluctuations on these transactions. The effect of currency rate fluctuations on intercompany transactions with the Company's England subsidiary and Mexico subsidiary has not been material. As a result, the Company has not hedged against currency rate fluctuations.

Financial Condition

Cash Flow From Operations. Cash flow provided by operations for the fiscal year ended December 31, 2002 was $3,039,000. In addition to earnings, the funds provided resulted principally from increases in accounts payable of $3,910,000 and in depreciation and amortization of $1,588,000, offset by increases in accounts receivable of $1,075,000 and in inventory of $1,965,000. Cash flow generated by operations for the fiscal year ended December 31, 2001, was $624,000.

Cash Used in Investing Activities. During fiscal 2002, the Company invested $2,478,000 in machinery and equipment. During fiscal 2001, the Company invested $1,002,000 in machinery and equipment.

Cash From Financing Activities. Cash used in financing activities during fiscal 2002 was $513,000. The cash used in financing activities was principally to pay down the credit facility. During fiscal 2001, cash flow provided by financing activities was $102,000.

In January, 2001, the Company entered into a Loan and Security Agreement with an institutional lender under which the lender has provided the Company with a credit facility in the amount of $9,500,000, collateralized by equipment, inventory, receivables and other assets of the Company. The credit facility includes a term loan of $1,426,000, at an interest rate of prime plus 0.75% per annum, which is based upon the appraised value of the equipment of the Company and a revolving line of credit at an interest rate of prime plus 0.5% per annum, the amount of which is based on advances of up to 85% of eligible receivables and up to 40% of the value of the Company's inventory. In 2002, the lender advanced additional funds on the original term loan in the amount of $490,880 and advanced a second term loan in the amount of $1,740,000 and increased the credit facility to $11,500,000. The term loans and revolving line of credit are secured by substantially all assets of the Company. The term of this credit facility is for a period of three years expiring on January 31, 2004, which may be extended by either party for an additional year.

Also in January, 2001, another bank loaned to the Company the sum of $2,873,000 in a refinance of the Company's principal office building and property situated in Barrington, Illinois. This loan is secured by this building and property, and has been made in the form of two notes: one note is in the principal amount of $2,700,000, bears interest of 9.75% per annum, and has a term of five years with a 25 year amortization, and the second note is in the principal amount of $173,000, bears interest at 10% per annum, and has a term of three years.

Cash and cash equivalents. The Company's cash management strategy includes maintaining limited cash balances and utilizing the revolving line of credit for liquidity. As of December 31, 2002, the Company had total cash and cash equivalents of $160,000 compared to cash and equivalents of $110,000 as of December 31, 2001.

Current assets. As of December 31, 2002, the total current assets of the Company were $16,138,000 compared to total current assets of $14,143,000 as of December 31, 2001. The increase in current assets is attributable principally to increases during 2002 in accounts receivable and inventory.

Inventory. The net inventory of the Company increased from $8,458,000 as of December 31, 2001 to $10,034,000 as of December 31, 2002. This increase was the result principally of (i) higher levels of production arising from increasing sales during 2001, (ii) a seasonal increase in balloon inventory for anticipated levels of sales in the first quarter of 2002 and (iii) production of balloons to order for a customer in the fourth quarter of 2002 for delivery in the first quarter of 2003.

Property, Plant and Equipment. During fiscal 2002, the Company invested $4,709,000 in capital items, of which $2,016,000 was additional capital projects in process substantially all of which will be recorded as capital investment in plant and equipment during 2003. Most of this investment was in production equipment. During 2001, the Company invested $1,002,00 in capital items.

Current liabilities. Total current liabilities increased from $14,421,000 as of December 31, 2001 to $19,045,000 as of December 31, 2002. This increase is attributable principally to an increase in accounts payable from $5,492,000 as of December 31, 2001 to $9,585,000 as of December 31, 2002.

Liquidity and Financial Resources

At December 31, 2002 the Company had negative working capital of $2,907,000 compared to positive working capital as of December 31, 2001 of $278,000. This decline in working capital arose principally as the result of the Company's use of funds for investing activities, principally the purchase of production equipment, and the corresponding increase in accounts payable.

The Company has maintained relatively small cash balances and reserves and relies on its credit facility for liquidity. Under the credit facility, the Company is able to borrow up to 85% of its eligible receivables and up to 40% of its eligible inventory, and utilizes the proceeds of these borrowings for its cash requirements. If the Company's sales were to decline significantly in any period, the Company's ability to borrow under this line would be reduced and its ability to meet its current obligations would be adversely affected.

The Company believes that existing capital resources and cash generated from operations, and from borrowings on the credit facility, will be sufficient to meet the Company's requirements for at least 12 months. The contractual commitments of the Company over the next five years are as follows:

Year	Future Minimum Principal Payments	Operating Leases	Licenses	Total
2003	$ 1,742,658	$ 514,523	$ 271,700	$ 2,528,881
2004	$ 2,528,824	$ 511,883	$ 126,700	$ 3,167,401
2005	$ 39,225	$ 507,974	$ 126,700	$ 673,899
2006	$ 2,537,447	$ 499,775	—	$ 3,037,222
2007	$ —	$ 499,775	—	$ 489,775

Seasonality

In the metalized product line, sales have historically been seasonal with approximately 20% to 30% of annual sales of metalized balloons being generated in December and January, and 11% to 13% of annual metalized balloon sales being generated in June and July in recent years. The sale of latex balloons and laminated film products have not historically been seasonal, and as sales in these products lines increase as a percentage of total sales, the seasonality of the Company's total net sales has decreased.

Critical Accounting Policies

The financial statements of the Company are based on the selection and application of significant accounting policies which require management to make various estimates and assumptions. The following are some of the more critical judgment areas in the application of our accounting policies that currently affect our financial condition and results of operation.

Revenue Recognition. Substantially all of the Company's revenues are derived from the sale of products. With respect to the sale of products, revenue from a transaction is recognized when (i) a definitive arrangement exists for the sale of the product, (ii) delivery of the product has occurred, (iii) the price to the buyer has been fixed or is determinable and (iv) collectibility is reasonably assured. The Company generally recognizes revenue for the sale of products when the products have been shipped and invoiced. In some cases, product is provided on consignment to customers. In those cases, revenue is recognized when the customer reports a sale of the product.

Allowance for Doubtful Accounts. We estimate our allowance for doubtful accounts based on an analysis of specific accounts, an analysis of historical trends, payment and write-off histories. Our credit risks are continually reviewed and management believes that adequate provisions have been made for doubtful accounts. However, unexpected changes in the financial condition of customers or changes in the state of the economy could result in write-offs which exceed estimates and negatively impact our financial results.

Inventory Valuation. Inventories are stated at the lower of cost or market. Cost is determined using standard costs which approximate costing determined on a first-in, first out basis. Standard costs are reviewed and adjusted periodically based on actual direct and indirect production costs. Labor, overhead and purchase price variances from standard costs are determined on a monthly basis and inventory is adjusted monthly reflecting these variances. On a periodic basis, the Company reviews its inventory levels for estimated obsolescence or unmarketable items, in reference to future demand requirements and shelf life of the products. As of December 31, 2002, the Company had established a reserve for obsolescence, marketability or excess quantities with respect to inventory in the aggregate amount of $335,000. As of December 31, 2001, the amount of the reserve was $303,000. In addition, on a periodic basis, the Company disposes of inventory deemed to be obsolescent or unsaleable and, at such time, records an expense for the value of such inventory.

Valuation of Long-Lived Assets. We evaluate whether events or circumstances have occurred which indicate that the carrying amounts of long-lived assets (principally property and equipment and goodwill) may be impaired or not recoverable. Significant factors which may trigger an impairment review include: changes in business strategy, market conditions, the manner of use of an asset, underperformance relative to historical or expected future operating results, and negative industry or economic trends. In 2001, the FASB issued Statement No. 142, "Goodwill and Other Intangible Assets," which among other things, eliminates the amortization of goodwill and certain other intangible assets and requires that goodwill be evaluated annually for impairment by applying a fair-value based test. We retained a valuation consulting firm to conduct an evaluation of our goodwill in our Mexico subsidiary in June, 2002 and December, 2002. In the opinion of the consultant the our goodwill valuation of our Mexico subsidiary, in the amount of $1,113,000 was not impaired.

Income Taxes and Deferred Tax Assets. Income taxes are accounted for as prescribed in SFAS No. 109-Accounting for Income Taxes. Under the asset and liability method of Statement 109, the Company recognizes the amount of income taxes currently payable and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years these temporary differences are expected to be recovered or settled.

As of December 31, 2002, the Company had a net deferred tax asset of $689,000, representing the amount the Company may recover in future years from future taxable income. As of December 31, 2001, the amount of the deferred tax asset was $652,000. Each year and period management must make a judgment to determine the extent to which the deferred tax asset will be recovered from future taxable income. As of December 31, 2002, management has determined that an appropriate allowance against the deferred tax asset, for the possibility that such amount will not be recovered, is $739,000. As of December 31, 2001, the amount of this reserve was $739,000.

These determinations involve the exercise of significant management judgment and are made based upon historical, current and projected levels of revenue and profit.

Safe Harbor Provision of the Private Securities Litigation Act of 1995 and Forward Looking Statements

The Company operates in a dynamic and rapidly changing environment that involves numerous risks and uncertainties. The market for mylar and latex balloon products is generally characterized by intense competition, frequent new product introductions and changes in customer tastes which can render existing products unmarketable. The statements contained in Item 1 (Description of Business) and Item 6 (Management's Discussion and Analysis of Financial Condition and Results of Operations) that are not historical facts may be forward-looking statements (as such term is defined in the rules promulgated pursuant to the Securities Exchange Act of 1934) that are subject to a variety of risks and uncertainties more fully described in the Company's filings with the Securities and Exchange Commission including, without limitation, those described under "Risk Factors" in the Company's Form SB-2 Registration Statement (File No. 333-31969) effective November 5, 1997. The forward-looking statements are based on the beliefs of the Company's management, as well as assumptions made by, and information currently available to the Company's management. Accordingly, these statements are subject to significant risks, uncertainties and contingencies which could cause the Company's actual growth, results, performance and business prospects and opportunities in 2002 and beyond to differ materially from those expressed in, or implied by, any such forward-looking statements. Wherever possible, words such as "anticipate," "plan," "expect," "believe," "estimate," and similar expressions have been used to identify these forward-looking statements, but are not the exclusive means of identifying such statements. These risks, uncertainties and contingencies include, but are not limited, to competition from, among others, national and regional balloon, packaging and custom film product manufacturers and sellers that have greater financial, technical and marketing resources and distribution capabilities than the Company, the availability of sufficient capital, the maturation and success of the Company's strategy to develop, market and sell its products, risks inherent in conducting international business, risks associated with securing licenses, changes in the Company's product mix and pricing, the effectiveness of the Company's efforts to control operating expenses, general economic and business conditions affecting the Company and its customers in the United States and other countries in which the Company sells and anticipates selling its products and services and the Company's ability to (i) adjust to changes in technology, customer preferences, enhanced competition and new competitors; (ii) protect its intellectual property rights from infringement or misappropriation; (iii) maintain or enhance its relationships with other businesses and vendors; and (iv) attract and retain key employees. There can be no assurance that the Company will be able to identify, develop, market, sell or support new products successfully, that any such new products will gain market acceptance, or that the Company will be able to respond effectively to changes in customer preferences. There can be no assurance that the Company will not encounter technical or other difficulties that could delay introduction of new or updated products in the future. If the Company is unable to introduce new products and respond to industry changes or customer preferences on a timely basis, its business could be materially adversely affected. The Company is not obligated to update or revise these forward-looking statements to reflect new events or circumstances.

Item No. 7 Financial Statements

Reference is made to the Consolidated Financial Statements attached hereto.

Item No. 8 Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Effective July 24, 2002, the Company engaged McGladrey & Pullen, LLP as the Registrant's principal accountants to audit the Company's financial statements for the year ending December 31, 2002. McGladrey & Pullen, LLP replaced Grant Thornton, LLP, which had previously been engaged for the same purpose, and whose dismissal was effective July 24, 2002. The decision to change the Company's principal accountants was approved by the Company's Audit Committee and Board of Directors on July 24, 2002.

The reports of Grant Thornton LLP, on the Company's financial statements for the prior two fiscal years ended December 31, 2000, and December 31, 2001 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During the Company's last two fiscal years ended December 31, 2000, and December 31, 2001, and in the subsequent interim periods through July 24, 2002, there were no disagreements with Grant Thornton, LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Grant Thornton, LLP, would have caused it to make reference to the subject matter of the disagreements in connection with its reports on the financial statements for such periods.

Grant Thornton, LLP has not informed the Company of any reportable events during the Company's two fiscal years ended December 31, 2000 and 2001 and in subsequent interim periods through July 24, 2002.

PART III

Item No. 9 Directors and Executive Officers of the Registrant

Directors and Executive Officers

The Company's current directors and executive officers and their ages, as of April 1, 2003, are as follows:

Name	Age	Position With The Company
John H. Schwan	58	Chairman and Director
Howard W. Schwan	48	President and Director
Stephen M. Merrick	61	Executive Vice President, Secretary and Director
Mark Van Dyke	53	Senior Vice President
Brent Anderson	36	Vice President of Manufacturing
Samuel Komar	46	Vice President
Stanley M. Brown	56	Director
Bret Tayne	44	Director
Alfred J. Lescher	38	Controller

All directors hold office until the annual meeting next following their election and/or until their successors are elected and qualified. Officers are elected annually by the Board of Directors and serve at the discretion of the Board. Information with respect to the business expenses and affiliation of the directors and the executive officers of the Company is set forth below:

John H. Schwan, Chairman. Mr. Schwan has been an officer and director of the Company since January, 1996. Mr. Schwan has been the President and principal executive officer of Packaging Systems and affiliated companies for over the last 15 years. Mr. Schwan has over 20 years of general management experience, including manufacturing, marketing and sales. Mr. Schwan served in the U.S. Army Infantry in Vietnam from 1966 to 1969, where he attained the rank of First Lieutenant.

Howard W. Schwan, President. Mr. Schwan has been associated with the Company for 21 years, principally in the management of the production and engineering operations of the Company. Mr. Schwan was appointed as Vice President of Manufacturing in November, 1990, was appointed as a director in January, 1996, and was appointed as President in June, 1997.

Stephen M. Merrick, Executive Vice President and Secretary. Mr. Merrick was President of the Company from January, 1996 to June, 1997 when he became Chief Executive Officer of the Company. In October, 1999, Mr. Merrick became Executive Vice President. Mr. Merrick is a principal of the law firm of Merrick & Klimek, P.C. of Chicago, Illinois and has been engaged in the practice of law for more than 35 years. Mr. Merrick is also Senior Vice President, Director and a member of the Management Committee of Reliv International, Inc. (NASDAQ), a manufacturer and direct marketer of nutritional supplements and food products.

Mark Van Dyke, Senior Vice President. Mr. Van Dyke rejoined the Company in August, 2001. Mr. Van Dyke has over 25 years experience in the balloon industry and was previously employed by the Company for 12 years. Prior to rejoining the Company, Mr. Van Dyke was employed by M&D Balloons, Inc. for eight years and became Executive Director of that Company.

Brent Anderson, Vice President of Manufacturing. Mr. Anderson has been employed by the Company since January, 1989, and has held a number of engineering positions with the Company including Plant Engineer and Plant Manager. In such capacities Mr. Anderson was responsible for the design and manufacture of much of the Company's manufacturing equipment. Mr. Anderson was appointed Vice President of Manufacturing in June, 1997.

Samuel Komar, Vice President of Sales. Mr. Komar has been employed by the Company since March of 1998, and was named Vice-President of Sales in September of 2001. Mr. Komar has worked in sales for 16 years, and prior to his employment with the Company, Mr. Komar was with Bob Gable & Associates, a manufacturer of sporting goods. Mr. Komar received a Bachelor of Science Degree in Sales and Marketing from Indiana University.

Stanley M. Brown, Director. Mr. Brown was appointed as a director of the Company in January, 1996. Since March, 1996, Mr. Brown has been President of Inn-Room Systems, Inc., a manufacturer and lessor of in-room vending systems for hotels. From 1968 to 1989, Mr. Brown was with the United States Navy as a naval aviator, achieving the rank of Captain.

Bret Tayne, Director. Mr. Tayne was appointed as a director of the Company in December, 1997. Mr. Tayne has been the President of Everede Tool Company, a manufacturer of industrial cutting tools, since January, 1992. Prior to that, Mr. Tayne was Executive Vice President of Unifin, a commercial finance company, since 1986. Mr. Tayne received a Bachelor of Science degree from Tufts University and an MBA from Northwestern University.

Alfred J. Lescher, Controller. Mr. Lescher has been employed by the Company as Controller since February, 2002. He has been engaged in accounting since 1994 and has held accounting positions with several companies. He received a Bachelor of Science Degree in Finance from Arizona State University in 1988 and a Bachelor of Science in Accounting equivalency at DePaul University in 1993.

John H. Schwan and Howard W. Schwan are brothers.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission and with the NASDAQ Stock Market. Officers, directors and greater than ten-percent shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on a review of such forms furnished to the Company, or written representations that no Form 5's were required, the Company believes that during calendar year 2001, all Section 16(a) filing requirements applicable to the officers, directors and ten-percent beneficial shareholders were complied with, except that Brent Anderson filed a late report on Form 4 to report 4 purchases and 4 sale transactions during 2002.

Item No. 10 Executive Compensation

The following table sets forth certain information with respect to the compensation paid or accrued by the Company to its President, Chief Executive Officer and any other officer who received compensation in excess of $100,000 ("Named Executive Officers").

Summary Compensation Table

		Annual Compensation		Long Term Compensation	
Name and Principal Position	Year	Salary $	Other Annual Compensation	Underlying Options	All Other Compensation ($)
Howard W. Schwan	2002	$ 162,500	$ 8,100	14,285(2)	$ 1,925(6)
President	2001	$ 150,000	$ 5,000	—	$ 1,765(6)
	2000	$ 135,000	$ 9,719(1)	23,809(2)	$ 1,650(6)
Mark Van Dyke	2002	$ 123,100	—	—	—
Senior Vice President	2001	$ 45,900	—	23,809(3)	—
	2000	—	—	—	—
Brent Anderson	2002	$ 95,000	—	8,928(4)	—
Vice President of	2001	$ 86,700	—	17,857(4)	—
Manufacturing	2000	$ 82,300	—	—	—
Samuel Komar	2002	$ 104,200	—	—	—
Vice President of Sales	2001	$ 94,450	—	11,904(5)	—
	2000	$ 89,500	—	—	—

(1) Perquisites include country club membership of $3,950 in 2000.

(2) Stock options to purchase up to 14,285 shares of the Company's Common Stock at $2.31 per share, and stock options to purchase up to 23,809 shares of the Company's Common Stock at $1.89 per share.

(3) Stock options to purchase up to 23,809 shares of the Company's Common Stock at $1.47 per share.

(4) Stock options to purchase up to 8,928 shares of the Company's Common Stock at $2.31 per share, and stock options to purchase up to 17,857 shares of the Company's Common Stock at $1.47 per share. Stock options to purchase up to 8,928 shares of the Company's Common Stock at $2.31 per share.

(5) Stock options to purchase up to 11,904 shares of the Company's Common Stock at $1.47 per share.

(6) Company contribution to the Company's 401(k) Plan as a pre-tax salary deferral.

Certain Named Executive Officers have received warrants to purchase Common Stock of the Company in connection with their guarantee of certain bank loans secured by the Company and in connection with their participation in a private offering of notes and warrants conducted by the Company. See "Board of Director Affiliations and Related Transactions" below. The following stock option grants were made to certain of the Company's executive officers in the fiscal year ending December 31, 2002.

Option Grants in Last Fiscal Year

	Individual Grants			
Name	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/share)	Expiration Date
Howard W. Schwan	14,285	24.2%	$ 2.31	10/12/2007
Brent Anderson	8,928	15.2%	$ 2.31	10/12/2007
Stephen M. Merrick	5,952	10.1%	$ 2.55	10/12/2007
John H. Schwan	5,952	10.1%	$ 2.55	10/12/2007

Aggregated Option Exercises in Last Fiscal Year and FY-End Option Values

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at Year End (#) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year End ($) Exercisable/Unexercisable
John H. Schwan	0	0	45,633/0	$ 121,603/0(1)
Howard W. Schwan	0	0	53,966/0	$ 160,471/0(1)
Stephen M. Merrick	0	0	45,633/0	$ 121,603/0(1)
Mark Van Dyke	0	0	23,809/0	$ 114,045/0(1)
Brent Anderson	0	0	39,879/0	$ 157,216/0(1)
Samuel Komar	0	0	24,641/0	$ 91,875/0(1)

(1) The value of unexercised in-the-money options is based on the difference between the exercise price and the fair market value of the Company's Common Stock on December 31, 2002.

Employment Agreements

In June, 1997, the Company entered into an Employment Agreement with Howard W. Schwan as President, which provides for an annual salary of not less than $135,000. The term of the Agreement was through June 30, 2002 and is automatically renewed thereafter for successive one year terms. The Agreement contains covenants of Mr. Schwan with respect to the use of the Company's confidential information, establishes the Company's right to inventions created by Mr. Schwan during the term of his employment, and includes a covenant of Mr. Schwan not to compete with the Company for a period of three years after the date of termination of the Agreement.

Director Compensation

John Schwan was compensated in the amount of $78,000 in fiscal 2002 for his services as Chairman of the Board of Directors. Directors other than members of management received a fee of $1,000 for each Board meeting attended.

Item No. 11 Security Ownership of Certain Beneficial Owners and Management

Principal Stockholders

The following table sets forth certain information with respect to the beneficial ownership of the Company's capital stock, as of April 2, 2003, by (i) each stockholder who is known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock, (ii) each director and executive officer of the Company who owns any shares of Common Stock and (iii) all executive officers and directors as a group. Except as otherwise indicated, the Company believes that the beneficial owners of the shares listed below have sole investment and voting power with respect to such shares.

Name and Address (1)	Shares of Common Stock Beneficially Owned (2)	Percent of Common Stock
John H. Schwan	658,109(3)	30.8%(4)
Stephen M. Merrick	541,630(5)	26.1%(4)
Howard W. Schwan	178,901(6)	9.1%(4)
Brent Anderson	51,128(7)	2.6%(4)
Samuel Komar	24,879(8)	1.3%(4)
Mark Van Dyke	23,809(9)	1.2%(4)
Stanley M. Brown 747 Glenn Avenue Wheeling, IL 60090	11,250(10)	*
Bret Tayne 6834 N. Kostner Avenue Lincolnwood, IL 60712	9,923(11)	*
Frances Ann Rohlen 747 Glenn Avenue Wheeling, IL 60090	169,933(12)	8.9%(4)
All Directors and Executive Officers as a group (8 persons)	1,499,629	61%(4)

* Less than one percent

(1) Except as otherwise indicated, the address of each stockholder listed above is c/o CTI Industries Corporation, 22160 North Pepper Road, Barrington, Illinois 60010.

(2) A person is deemed to be the beneficial owner of securities that can be acquired within 60 days from the date set forth above through the exercise of any option, warrant or right. Shares of Common Stock subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for purposes of computing the percentage ownership of the person holding such options, warrants or rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(3) Includes warrants to purchase up to 79,364 shares of Common Stock at $1.50 per share, warrants to purchase up to 93,000 shares of Common Stock at $4.87 per share, options to purchase up to 15,872 shares of Common Stock at $6.93 per share granted under the Company's 1997 Stock Option Plan, options to purchase up to 23,809 shares of Common Stock at $2.08 per share granted under the Company's 1999 Stock Option Plan and options to purchase up to 5,952 shares of Common Stock at $2.55 per share granted under the Company's 2002 Stock Option Plan. Also includes indirect beneficial ownership of 130,821 shares of Common Stock through shares owned through CTI Investors, L.L.C. See "Board of Directors Affiliations and Related Transactions."

(4) Assumes the exercise of all warrants and options owned by the named person into shares of Common Stock and all shares of Common Stock beneficially owned by the named person through CTI Investors, L.L.C.

(5) Includes warrants to purchase up to 39,683 shares of Common Stock at $1.50 per share, warrants to purchase up to 70,000 shares of Common Stock at $4.87 per share, options to purchase up to 15,872 shares of Common Stock at $6.93 per share granted under the Company's 1997 Stock Option Plan, options to purchase up to 23,809 shares of Common Stock at $2.08 per share granted under the Company's 1999 Stock Option Plan and options to purchase up to 5,952 shares of Common Stock at $2.55 per share granted under the Company's 2002 Stock Option Plan. Also includes indirect beneficial ownership of 87,214 shares of Common Stock through shares owned through CTI Investors, L.L.C. See "Board of Directors Affiliations and Related Transactions."

(6) Includes options to purchase up to 15,872 shares of Common Stock at $6.30 per share granted under the Company's 1997 Stock Option Plan, options to purchase up to 23,809 shares of Common Stock at $1.89 per share granted under the Company's 1999 Stock Option Plan and options to purchase up to 14,285 shares of Common Stock at $2.31 per share granted under the Company's 2002 Stock Option Plan. Also includes indirect beneficial ownership of 65,410 shares of Common Stock through shares owned through CTI Investors, L.L.C. See "Board of Directors Affiliations and Related Transactions."

(7) Includes options to purchase up to 4,761 shares of Common Stock at $6.30 per share granted under the Company's 1997 Stock Option Plan, options to purchase up to 8,333 shares of Common Stock at $1.89 per share granted under the Company's 1999 Stock Option Plan, options to purchase up to 17,857 shares of Common Stock at $1.47 per share, granted under the Company's 2001 Stock Option Plan and options to purchase up to 8,928 shares of Common Stock at $2.31 per share granted under the Company's 2002 Stock Option Plan.

(8) Includes options to purchase up to 4,761 shares of Common Stock at $6.30 per share granted under the Company's 1997 Stock Option Plan, options to purchase up to 7,976 shares of Common Stock at $1.89 per share granted under the Company's 1999 Stock Option Plan, options to purchase up to 11,904 shares of Common Stock at $1.47 per share granted under the Company's 2001 Stock Option Plan, and 238 shares of Common Stock held by immediate family members.

(9) Includes options to purchase up to 23,809 shares of Common Stock at $1.47 per share granted under the Company's 2001 Stock Option Plan.

(10) Includes options to purchase up to 1,984 shares of Common Stock at $6.30 per share and options to purchase up to 1,984 shares of Common Stock at $10.08 per share, both granted under the Company's 1997 Stock Option Plan, options to purchase up to 3,571 shares of Common Stock at $1.89 per share granted under the Company's 1999 Stock Option Plan and options to purchase up to 2,976 shares of Common Stock at $2.31 per share granted under the Company's 2002 Stock Option Plan.

(11) Includes options to purchase up to 1,984 shares of Common Stock at $6.30 per share granted under the Company's 1997 Stock Option Plan, options to purchase up to 3,571 shares of Common Stock at $1.89 per share granted under the Company's 1999 Stock Option Plan and options to purchase up to 2,976 shares of Common Stock at $2.31 per share granted under the Company's 2002 Stock Option Plan.

(12) Also includes indirect beneficial ownership of 109,017 shares of Common Stock through shares owned through CTI Investors, L.L.C.

Item No. 12 Certain Relationships and Related Transactions

Board of Directors Affiliations and Related Transactions

Stephen M. Merrick, Executive Vice President of the Company, is a principal of the law firm of Merrick & Klimek, P.C., which serves as general counsel of the Company. In addition, Mr. Merrick is a principal stockholder of the Company. Other principals of the firm of Merrick & Klimek, P.C. own less than 1% of the Company's outstanding Common Stock. Legal fees incurred from the firm of Merrick & Klimek, P.C. for the fiscal years ended December 31, 2001 and December 31, 2002 were $121,305 and $107,245, respectively. Mr. Merrick is also an officer and director of Reliv International, Inc. (NASDAQ-RELV).

John H. Schwan is President of Packaging Systems, L.L.C. and affiliated companies. The Company made purchases of packaging materials from these entities in the amount of $143,000 and $118,011 during each of the years ended December 31, 2001 and December 31, 2002, respectively.

In June, 1999, notes of the Company to Howard W. Schwan, John Schwan, and Stephen Merrick in the amount of, respectively, $50,000, $350,000 and $315,000, came due. On November 9, 1999, new notes in the same principal amounts were issued to Messrs. H. Schwan, J. Schwan and Merrick, in payment and replacement of the prior notes with maturity dates for each of November 9, 2001. As of that date, each payee under the Notes had executed a consent to extend the maturity on the Notes to March 1, 2004. In November, 1999, the June, 1997 warrants of Messrs. H. Schwan, J. Schwan and Merrick to purchase up to (respectively) 6,359, 44,515 and 40,063 shares of the Company's Common Stock at an exercise price of $7.86 per share were cancelled. At that time, new warrants to purchase up to 35,263, 246,840 and 222,157 shares of the Company's Common Stock at an exercise price of $1.418 per share were issued to Messrs. H. Schwan, J. Schwan and Merrick, respectively. Each of these warrants were exercised on June 3, 2002. The respective $50,000, $350,000 and $315,000 notes were cancelled and used as payment for the warrant shares.

In July, 2001, the Company issued Warrants to purchase up to 79,364 shares of the Company's Common Stock to John H. Schwan and 39,683 shares of the Company's Common Stock to Stephen M. Merrick. The warrants were issued in consideration of Mr. Schwan and Mr. Merrick guaranteeing and securing loans to the Company in the aggregate amount of approximately $1,600,000. The warrants are exercisable for a period of five years at a price of $1.50 per share.

On December 12, 2002, Messrs. John Schwan, Howard Schwan and Stephen Merrick exercised warrants to purchase 24,572, 30,525 and 28,780 shares of the Company's Common Stock, respectively. In each instance, the warrant holder tendered shares of the Company's Common Stock already owned by him as full payment for the warrant shares. The shares tendered as payment were valued at the per share closing price for the Company's Common Stock on the date of exercise.

During February, 2003, John H. Schwan loaned $930,000 to the Company and Stephen M. Merrick loaned $700,000 to the Company, in exchange for (i) two year promissory notes bearing interest at 9% per annum and (ii) five year warrants to purchase up to an aggregate of 163,000 shares of Common Stock of the Company at $4.87 per share, the market price of the Common Stock on the date of the Warrants. The proceeds of these loans were to (i) re-finance the loan of bank loan of CTI Mexico in the amount of $880,000 and (ii) to provide financing for CTI Mexico and Flexo Universal.

During March and April, 2003, an officer of the Company loaned to the Company an additional aggregate amount of $690,000. Such amount is due on demand and bears interest at the rate of 8% per annum.

In or about May, 1998, the Company advanced on behalf of each of Howard W. Schwan (President and Director), John H. Schwan (Chairman of the Board) and Stephen M. Merrick (Executive Vice President and Director), the sum of $18,818 for the purchase of Company common stock from the estate of a deceased shareholder. The loans bear interest at the rate of 6% per annum and are payable in full on or before December 31, 2003. The loans are unsecured. Each of the named persons is personally liable and responsible for the full amount of the principal and all interest accrued on the loan to such person.

In or about September, 1998, the Company advanced to Howard Schwan, President, the sum of $24,896. This loan bears interest at the rate of 6% per annum and is payable in full on or before December 31, 2003. The loan is unsecured. Mr. Schwan is personally liable and responsible for the full amount of the principal and all interest accrued on the loan.

On November 10, 1999, the Company entered into a Lease Agreement with Pepper Road, Inc., an Illinois corporation, to lease certain warehouse and office space located at 22222 North Pepper Road, Barrington, Illinois, the building and property immediately adjacent to the Company's manufacturing facilities at 22160 North Pepper Road, Barrington, Illinois. The lease has a 10 year term and calls for monthly rent payments of $17,400 ($208,800 annually), plus all utility charges associated with the property. John Schwan, Howard Schwan and Stephen M. Merrick are officers, directors, and the sole shareholders of Pepper Road, Inc.

The Company believes that each of the transactions set forth above were entered into, and any future related party transactions will be entered into, on terms as fair as those obtainable from independent third parties. All related party transactions must be approved by a majority of disinterested directors.

Item No. 13 Exhibits and Reports on Form 8-K

Exhibits

*	3.1	Third Restated Certificate of Incorporation of CTI Industries Corporation
**	3.2	By-laws of CTI Industries Corporation
**	4.1	Form of Certificate for Common Stock of CTI Industries Corporation
***	10.1	CTI Industries Corporation 1999 Stock Option Plan
****	10.2	CTI Industries Corporation 2001 Stock Option Plan
*****	10.3	CTI Industries Corporation 2002 Stock Option Plan
**	10.4	Employment Agreement dated June 30, 1997, between CTI Industries Corporation and Howard W. Schwan
	10.5	November, 1999 Lease Agreement between Pepper Road, Inc. and CTI Industries Corporation
	10.6	Warrant dated July 17, 2001 to purchase 79,364 shares of Common Stock - John H. Schwan
	10.7	Warrant dated July 17, 2001 to purchase 39,683 shares of Common Stock - Stephen M. Merrick
	10.8	Note dated January 28, 2003, CTI Industries Corporation to Stephen M. Merrick in the sum of $500,000
	10.9	Note dated February 28, 2003, CTI Industries Corporation to Stephen M. Merrick in the sum of $200,000
	10.10	Note dated February 10, 2003, CTI Industries Corporation to John H. Schwan in the sum of $150,000
	10.11	Note dated February 15, 2003, CTI Industries Corporation to John Schwan in the sum of $680,000
	10.12	Note dated March 3, 2003, CTI Industries Corporation to John H. Schwan in the sum of $100,000
	10.13	Warrant dated March 20, 2003, to purchase 70,000 shares of Common Stock - Stephen M. Merrick
	10.14	Warrant dated March 20, 2003, to purchase 93,000 shares of Common Stock - John H. Schwan
******	10.15	Loan and Security Agreement dated January 12, 2001, between the Company and Congress Financial Corporation (Central)
******	10.16	Term Note in the sum of $1,426,000 dated January 12, 2001 made by CTI Industries Corporation to Congress Financial Corporation (Central)
******	10.17	Mortgage dated January 12, 2001 for the benefit of Banco Popular, N.A.

******	10.18	Secured Promissory Note in the sum of $2,700,000 dated December 15, 2000 made by CTI Industries Corporation to Banco Popular, N.A.
******	10.19	Secured Promissory Note in the sum of $173,000 dated December 15, 2000, made by CTI Industries Corporation to Banco Popular, N.A.
******	10.20	Guaranties dated January 12, 2001, by Stephen M. Merrick and John H. Schwan for benefit of Congress Financial Corporation (Central)
******	10.21	Guaranties dated January 12, 2001, by John H. Schwan, Stephen M. Merrick and Howard W. Schwan for the benefit of Banco Popular, N.A.
	10.23	Consent of Independent Auditors
	11.1	Computation of Earnings Per Share (Incorporated by reference to Note 17 of the Consolidated Financial Statements contained in Part IV)
	21	Subsidiaries (description incorporated in Form 10-KSB under Item No. 1)
	27	Financial Data Schedule

*	Incorporated by reference to Exhibit A contained in Registrant's Schedule 14A Definitive Proxy Statement for solicitation of written consent of shareholders, as filed with the Commission on October 25, 1999.
**	Incorporated by reference to Exhibits, contained in Registrant's Form SB-2 Registration Statement (File No. 333-31969) effective November 5, 1997.
***	Incorporated by reference to Exhibit contained in Registrant's Schedule 14A Definitive Proxy Statement, as filed with the Commission on March 26, 1999.
****	Incorporated by reference to Exhibit contained in Registrant's Schedule 14A Definitive Proxy Statement, as filed with the Commission on May 21, 2001
*****	Incorporated by reference to Exhibit contained in Registrant's Schedule 14A Definitive Proxy Statement, as filed with the Commission on May 15, 2002
******	Incorporated by reference to Exhibits contained in the Registrant's 2001 10-KSB, as filed with the Commission on April 16, 2002

Reports on Form 8-K

On July 30, 2002, the Company filed a report on Form 8-K to report the replacement of its then auditors, Grant Thornton, LLP with McGladrey & Pullen, LLP, effective July 24, 2002.

Item No. 14 Controls and Procedures

(a) Evaluation of disclosure controls and procedures. Our principal executive officer and principal financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)) as of December 31, 2002, have determined subsequent to December 31, 2002, in connection with our independent audit, that there were deficiencies in the design or operation of internal controls during the fourth quarter of 2002. These deficiencies occurred because intercompany account reconciliations were not completed or reviewed on a timely basis, inventory cost standards have not been updated on a timely basis, corporate accounting office is understaffed, has experienced turnover and has been subject to a lack of supervision and review. As a result, there were material adjustments in the fourth quarter financial statements in order to correct intercompany account balances, accrued expenses and inventory balances.

(b) Changes in internal controls. The individual who was responsible for the reconciliation of intercompany account balances and inventory reconciliations has been terminated and management is in the process of hiring a replacement. Additional resources are being acquired, and management is conducting a review regarding changes which are appropriate to strengthen controls in these areas.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act the Registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized on April 29, 2003.

CTI INDUSTRIES CORPORATION

By: /s/ Howard W. Schwan
Howard W. Schwan, President

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ Howard W. Schwan Howard W. Schwan	President and Director	April 29, 2003
/s/ John H. Schwan John H. Schwan	Chairman and Director	April 29, 2003
/s/ Stephen M. Merrick Stephen M. Merrick	Executive Vice President, Secretary, Chief Financial Officer and Director	April 29, 2003
/s/ Stanley M. Brown Stanley M. Brown	Director	April 29, 2003
/s/ Bret Tayne Bret Tayne	Director	April 29, 2003

CERTIFICATIONS

I, Howard W. Schwan, Chief Executive Officer of CTI Industries Corporation, certify that:

1. I have reviewed this annual report on Form 10-KSB of CTI Industries Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 29, 2003

CTI INDUSTRIES CORPORATION

By: /s/ Howard W. Schwan
Howard W. Schwan
Chief Executive Officer

CERTIFICATIONS

I, Stephen M. Merrick, Chief Financial Officer of CTI Industries Corporation, certify that:

1. I have reviewed this annual report on Form 10-KSB of CTI Industries Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 29, 2003

CTI INDUSTRIES CORPORATION

By: /s/ Stephen M. Merrick
Stephen M. Merrick,
Chief Financial Officer

SARBANES-OXLEY ACT
SECTION 906 CERTIFICATION

I certify that the periodic report on Form 10-KSB containing the financial statements fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o (d)) and that information contained in the periodic report on Form 10-KSB fairly presents, in all material respects, the financial condition and results of operations of the issuer.

CTI INDUSTRIES CORPORATION

By: /s/ Howard W. Schwan
Howard W. Schwan
Chief Executive Officer

SARBANES-OXLEY ACT
SECTION 906 CERTIFICATION

I certify that the periodic report on Form 10-KSB containing the financial statements fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o (d)) and that information contained in the periodic report on Form 10-KSB fairly presents, in all material respects, the financial condition and results of operations of the issuer.

CTI INDUSTRIES CORPORATION

By: /s/ Stephen M. Merrick
Stephen M. Merrick,
Chief Financial Officer

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
CTI Industries Corporation and Subsidiaries
Barrington, Illinois

We have audited the accompanying consolidated balance sheet of CTI Industries Corporation and Subsidiaries as of December 31, 2002, and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CTI Industries Corporation and Subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 10 to the consolidated financial statements, on January 1, 2002, the Company changed its method of accounting for goodwill to adopt Statement of Financial Accounting Standards No. 142.

/s/ McGladrey & Pullen, LLP

Schaumburg, Illinois
April 15, 2003

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of CTI Industries Corporation

We have audited the accompanying consolidated balance sheet of CTI Industries Corporation and Subsidiaries as of December 31, 2001, and the related consolidated statement of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CTI Industries Corporation and Subsidiaries as of December 31, 2001, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As indicated in Note 2 to these accompanying consolidated financial statements, the Company has restated its consolidated financial statements for the year ended December 31, 2001.

/s/ Grant Thornton, LLP

Chicago, Illinois
April 10, 2002, except as to Note 2,
which is as of April 15, 2003

CTI Industries Corporation and Subsidiaries
Consolidated Balance Sheets

	December 31, 2002	December 31, 2001
ASSETS		
Current assets:		
Cash	$ 160,493	$ 110,488
Accounts receivable, less allowance for doubtful accounts 2002 $223,220; 2001 $375,755	5,384,839	4,385,050
Inventories	10,033,593	8,458,421
Deferred tax assets	247,780	290,816
Prepaid expenses and other current assets	310,995	898,130
Total current assets	16,137,700	14,142,905
Property and equipment:		
Machinery and equipment	16,221,259	14,635,962
Building	2,636,595	2,398,039
Office furniture and equipment	1,746,480	1,731,848
Land	250,000	250,000
Leasehold improvements	388,655	161,885
Fixtures and equipment at customer locations	2,306,807	2,206,096
Projects under construction	2,331,981	316,230
	25,881,777	21,700,060
Less: accumulated depreciation	(14,166,764)	(13,000,561)
Total property and equipment, net	11,715,013	8,699,499
Other assets:		
Deferred financing costs, less accumulated amortization 2002 $85,602; 2001 $58,324	51,747	82,653
Goodwill	1,113,108	1,113,108
Deferred tax assets	441,592	361,567
Other assets	812,698	264,493
Total other assets	2,419,145	1,821,821
TOTAL ASSETS	$ 30,271,858	$ 24,664,225

See accompanying notes to consolidated statements

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:		
Excess of outstanding checks over bank balance	$ 113,460	$ —
Accounts payable	9,580,823	5,492,488
Line of credit	5,642,649	5,697,717
Notes payable - current portion	1,742,658	1,376,291
Accrued liabilities	1,965,561	1,854,710
Total current liabilities	19,045,151	14,421,206
Long-term liabilities:		
Other liabilities	710,257	1,477,978
Notes payable	5,016,109	3,544,002
Subordinated Debt	—	715,000
Total long-term liabilities	5,726,366	5,736,980
Minority interest	25,865	180,830
Stockholders' equity:		
Common stock - no par value, 5,000,000 shares authorized, 2,141,882 and 966,327 shares issued, 1,910,086 and 767,131 shares outstanding at December 31, 2002 and 2001, respectively	3,748,270	188,434
Class B Common stock - no par value, 500,000 shares authorized, 0 and 366,300 shares issued and outstanding at December 31, 2002 and 2001, respectively	—	1,000,000
Paid-in-capital	5,554,332	5,554,332
Warrants issued in connection with senior and subordinated debt	135,462	487,440
Accumulated deficit	(2,962,816)	(1,983,770)
Accumulated other comprehensive earnings	(6,002)	(118,007)
Less:		
Treasury stock - 231,796 and 199,196 shares at December 31, 2002 and 2001, respectively	(939,114)	(746,764)
Notes receivable from stockholders	(56,456)	(56,456)
Total stockholders' equity	5,474,476	4,325,209
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$ 30,271,858	$ 24,664,225

See accompanying notes to consolidated statements

CTI Industries Corporation and Subsidiaries
Consolidated Statements of Operations

	Year ended December 31,	
	2002	*2001*
Net Sales	$ 41,236,476	$ 27,446,494
Cost of Sales	32,344,115	19,835,066
Gross profit	8,892,361	7,611,428
Operating expenses:		
General and Administrative	4,224,777	3,701,591
Selling	1,551,538	1,760,138
Advertising	1,671,106	1,132,977
Total operating expenses	7,447,421	6,594,706
Income from operations	1,444,940	1,016,722
Other income (expense):		
Interest expense	(831,600)	(1,125,606)
Interest income	3,157	6,160
Foreign currency (loss) gain	(281,186)	89,028
Total other (expense)	(1,109,629)	(1,030,418)
Income (loss) before income taxes and minority interest	335,311	(13,696)
Income tax expense	39,065	276,553
Income (loss) before minority interest	296,246	(290,249)
Minority interest in (loss) of subsidiary	(6,266)	(57,957)
Net income (loss)	$ 302,512	$ (232,292)
Basic income (loss) per common share	$ 0.18	$ (0.15)
Diluted income (loss) per common share	$ 0.16	$ (0.15)
Weighted average number of shares and equivalent shares of common stock outstanding:		
Basic	1,688,384	1,511,958
Diluted	1,884,405	1,511,958

See accompanying notes to consolidated statements

CTI Industries Corporation and Subsidiaries
Consolidated Statements of Cash Flows

	Year Ended	
	December 31, 2002	December 31, 2001
Cash flows from operating activities:		
Net income (loss)	$ 302,512	$ (232,292)
Adjustment to reconcile net income (loss) to cash provided by operating activities:		
Depreciation and amortization	1,588,187	1,665,758
Deferred gain on sale/leaseback	(30,046)	(30,046)
Amortization of Debt Discount	27,500	124,657
Minority interest in loss of subsidiary	(6,266)	(57,957)
Provision for losses on accounts receivable & inventory	300,000	240,000
Deferred income taxes	(25,700)	225,908
Change in assets and liabilities:		
Accounts receivable	(1,075,314)	(1,859,791)
Inventory	(1,964,697)	(1,832,182)
Other assets	(122,112)	132,809
Accounts payable and accrued expenses	4,056,872	2,246,986
Net cash provided by operating activities	3,050,936	623,850
Cash flows from investing activities:		
Purchases of property and equipment	(2,477,831)	(1,002,136)
Net cash (used in) investing activities	(2,477,831)	(1,002,136)
Cash flows from financing activities:		
Excess of outstanding checks written over bank balance	113,460	—
Net change in revolving line of credit	(55,068)	2,088,176
Proceeds from issuance of long-term debt	—	4,299,000
Repayment of long-term debt	(591,182)	(5,604,248)
Repayment of short-term debt	—	(500,000)
Repayment of subordinated debt	—	(10,000)
Proceeds from exercise of warrants	19,750	—
Purchase of treasury stock	—	(171,380)
Net cash provided by (used in) financing activities	(513,040)	101,548
Effect of exchange rate changes on cash	(10,060)	(5,308)
Net increase (decrease) in cash	50,005	(282,046)
Cash and Equivalents at Beginning of Period	110,488	392,534
Cash and Equivalents at End of Period	$ 160,493	$ 110,488
Supplemental disclosure of cash flow information:		
Cash payments for interest	$ 776,802	$ 876,326
Cash payments for taxes	$ 140,072	$ —
Schedule of non-cash investing and financing activities:		
Issuance of stock for subordinated debt	$ 715,000	$ —
Purchase of additional minority interest	$ 148,290	$ —
Stock Dividend	$ 1,280,758	$ —
Notes payable incurred to purchase equipment	$ 2,230,719	$ —

	Year Ended	
	December 31, 2002	December 31, 2001
Common stock exchanged to exercise warrants	$ 192,350	$ —

See accompanying notes to consolidated statements

CTI Industries Corporation and Subsidiaries
Consolidated Statements of Stockholders' Equity

	Common Stock		Class B Common Stock		Paid-in	Warrants issued in connection with senior and	Accumulated
	Shares	Amount	Shares	Amount	Capital	subordinated debt	Deficit
Balance, December 31, 2000	966,327	$ 188,434	366,300	$ 1,000,000	$ 5,554,332	$ 351,978	$ (1,751,478)
Expiration of stock redemption period							
Warrants issued in connection with senior and subordinated debt						$ 135,462	
Purchase of treasury stock							
Net (loss)							$ (232,292)
Other comprehensive (loss) Foreign currency translation							
Total comprehensive (loss)							
Balance, December 31, 2001	966,327	$ 188,434	366,300	$ 1,000,000	$ 5,554,332	$ 487,440	$ (1,983,770)
Options exercised	11,000	$ 19,750					
Class B conversion	366,300	$ 1,000,000	(366,300)	($ 1,000,000)			
Stock dividend	304,218	$ 1,280,758					$ (1,280,758)
Subordinated debt contributed to exercise warrants	423,579	$ 1,066,978				$ (351,978)	
Cashless exercise of warrants	70,458	$ 192,350					
Net income							$ 302,512
Other comprehensive income Foreign currency translation							
Total comprehensive loss							
Balance, December 31, 2002	2,141,882	$ 3,748,270	—	$ —	$ 5,554,332	$ 135,462	$ (2,962,016)

	Accumulated Other Comprehensive Income (loss)	Less				TOTAL
		Treasury Stock		Stock Sub Recvble	Notes Recvble Shareholders	
		Shares	Amount			
Balance, December 31, 2000	$ (42,244)	124,683	$ (575,384)	$ 4,700	$ (56,456)	$ 4,664,482
Expiration of stock redemption period				$ (4,700)		$ 4,700
Warrants issued in connection with senior and subordinated debt						$ 135,462
Purchase of treasury stock		74,513	$ (171,380)			$ (171,380)
Net (loss)						$ (232,292)
Other comprehensive (loss) Foreign currency translation	$ (75,763)					$ (75,763)
Total comprehensive (loss)						$ (308,055)
Balance, December 31, 2001	$ (118,007)	199,196	$ (746,764)	$ —	$ (56,456)	$ 4,325,209
Options exercised						19,750
Class B conversion						—
Stock dividend						—
Subordinated debt contributed to exercise warrants						715,000
Cashless exercise of warrants		32,600	$ (192,350)			—
Net income						302,512
Other comprehensive income Foreign currency translation	$ 112,005					112,005
Total comprehensive income						414,517
Balance, December 31, 2002	$ (6,002)	231,796	$ (939,114)	$ —	$ (56,456)	$ 5,474,476

CTI Industries Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

1. Nature of Operations

CTI Industries Corporation (the "Company"), its United Kingdom subsidiary (CTI Balloons Limited), and Mexican subsidiaries (CTI Mexico Corporation, S.A. de C.V. and CTF International S.A. de C.V.) (i) design, manufacture and distribute metallized and latex balloon products throughout the world and (ii) operates systems for the production, lamination, coating and printing of films used for food packaging and other commercial uses and for conversion of films to flexible packaging containers and other products.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of CTI Industries Corporation, its wholly owned subsidiaries CTI Balloons Limited and CTF International S.A. de C.V., and its majority owned subsidiary CTI Mexico Corporation, S.A. de C.V. All significant intercompany accounts and transactions have been eliminated upon consolidation.

Foreign Currency Translation

The financial statements of foreign subsidiaries are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities, the historical exchange rate for stockholders' equity, and a weighted average exchange rate for each period for revenues and expenses. Translation adjustments are recorded in accumulated other comprehensive income (loss) as the local currencies of the subsidiaries are the functional currencies.

Restatements

The Company's December 31, 2001 financial statements have been restated as further discussed in Amendment No. 1 to the Company's 2001 Form 10KSB.

Accounting Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, demand deposits and short term investments with original maturities of three months or less.

Trade Receivables

Trade receivables are carried at original invoice amount less an estimate for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by identifying troubled accounts, evaluating the individual customer receivables then considering the customer's financial condition, credit history and current economic conditions and by using historical experience applied to an aging of accounts. A trade receivable is considered to be past due if any portion of the receivable balance is outstanding for a period over the customers normal terms. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received.

2. Summary of significant accounting policies, continued

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using standard costs which approximates costing determined on a first-in, first-out basis.

Property and Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to operations as incurred. Depreciation is computed using the straight-line and declining-balance methods over estimated useful lives of the related assets. Leasehold improvements are amortized on a straight-line method over the lesser of the estimated useful life or the lease term. The estimated useful lives range as follows:

Building	25 - 30 years
Machinery and equipment	3 - 15 years
Office furniture and equipment	5 - 8 years
Leasehold improvements	5 - 8 years
Furniture & equipment at customer locations	2 - 3 years

Goodwill

Prior to January 1, 2002, goodwill was being amortized over 15 years using the straight-line method. Subsequent to that date, the Company follows the provisions of SFAS 142, Goodwill and Other Intangibles, under which goodwill is not amortized but is tested at least annually for impairment. Goodwill on the accompanying balance sheets relates to CTI Mexico. It is the Companies' policy to perform impairment testing for CTI Mexico annually on December 31.

Valuation of long lived assets

The Company evaluates whether events or circumstances have occurred which indicate that the carrying amounts of long-lived assets (principally property and equipment) may be impaired or not recoverable. The significant factors that are considered that could trigger an impairment review include: changes in business strategy, market conditions, or the manner of use of an asset; underperformance relative to historical or expected future operating results; and negative industry or economic trends. In evaluating an asset for possible impairment, management estimates that asset's future undiscounted cash flows to measure whether the asset is recoverable, the Company measures the impairment based on the projected discounted cash flows of the asset over its remaining life. While the Company believes that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect these evaluations.

Deferred Financing Costs

Deferred financing costs relates to the refinancing of long-term debt in January 2001. These costs are being amortized on a straight-line basis over the term of the loans.

Income Taxes

The Company accounts for income taxes using the liability method. As such, deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect when the anticipated reversal of these differences is scheduled to occur. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

CTI Industries Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

2. Summary of significant accounting policies, continued

Fair Value of Financial Instruments

The fair value of financial instruments are not materially different from their carrying values.

Other Comprehensive Income

For years ended December 31, 2002 and 2001, other comprehensive income consisted of foreign currency translation adjustments.

Revenue Recognition

The Company recognizes revenue when title transfers upon shipment. Revenue from a transaction is not recognized until (i) a definitive arrangement exists, (ii) delivery of the product has occurred or the services have been performed, (iii) the price to the buyer has been fixed or is determinable and (iv) collectibility is reasonably assured.

The Company generally recognizes revenues for the sale of product when the products have been shipped and invoiced. In some cases, product is provided on consignment to customers. For these cases, revenue is recognized when the customer reports a sale of the product.

Stock-Based Compensation

At December 31, 2002, the Company has four stock-based compensation plans, which are described more fully in Note 15. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations. The Company recognizes compensation cost for stock-based compensation awards equal to the difference between the quoted market price of the stock at the date of grant or award and the price to be paid by the employee upon exercise in accordance with the provisions of APB No. 25. Based upon the terms of Company's current stock option plans, the stock price on the date of grant and price paid upon exercise are the same. Accordingly, no stock-based employee compensation cost has been recognized, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share had compensation cost for all of the stock-based compensation plans been determined based on the grant date fair values of awards (the method described in FASB Statement No. 123, Accounting for Stock-Based Compensation):

	Years Ended December 31,	
	2002	2001
Net Income (Loss):		
As reported	302,512	(232,292)
Deduct total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(117,375)	(152,901)
Pro forma net income (loss)	185,137	(385,193)
Net income (loss) per share:		
Basic - As reported	0.18	(0.15)
Basic - Proforma	0.11	(0.25)
Diluted - As reported	0.16	(0.15)
Diluted - Proforma	0.10	(0.25)

2. Summary of significant accounting policies, continued

The fair value of each option was estimated as of the date of the grant using the Black-Scholes option pricing model based on the following assumptions:

	2002	2001
Expected life (years)	5.0	7.5
Volatility	123.3%	117%
Risk-free interest rate	2.9%	4.5%
Dividend yield	—	—

Research and Development

The Company conducts product development and research activities which includes (i) creative product development, (ii) creative marketing, and (iii) engineering. During the year ended December 31, 2002, and the year ended December 31, 2001, Research and development activities totaled $333,000 and $325,000, respectively.

Reclassifications

Certain items in the 2001 financial statements have been reclassified to conform to the 2002 presentation with no effect on operations for the year then ended.

New Accounting Pronouncements

Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations," was issued in 2001. SFAS No. 143 requires the recognition of a liability and offsetting asset for any legal obligation associated with the retirement of long-lived assets. The asset retirement cost is depreciated over the life of the related asset. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. Management does not believe SFAS No. 143 will have a significant effect on our company.

Effective January 1, 2002 the Company adopted Statement No. 144 ("Statement 144"),"Accounting for the Impairment or Disposal of Long-Lived Assets". Statement 144 provides a consistent method to value long-lived assets to be disposed of and broadens the presentation of discontinued operations to include more disposal transactions. The adoption of Statement 144 did not have a material effect on our financial position, cash flows or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue No. 94-3. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly SFAS No. 146 may affect the timing of recognizing future restructuring costs as well as the amount recognized. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The Company believes that the adoption of SFAS No. 146 will not have a material impact on its reported financial position or results of operations.

3. Major Customers

For the year ended December 31, 2002, the Company had three customers that accounted for approximately 29%, 17% and 12%, respectively, of consolidated net sales. Corresponding percentages of consolidated net sales generated by these customers for the year ended December 31, 2001, were approximately 23.0%, 14.0% and 2.7% respectively. At December 31, 2002, the outstanding accounts receivable balances due from these two customers

3. Major Customers, continued

were $1,149,856, $932,707 and 1,697,852 respectively. At December 31, 2001 the outstanding accounts receivable balances due from these three customers were $568,931, $579,035 and 367,677.

4. Inventory

Inventory is comprised of the following:

	December 31, 2002	December 31, 2001
Raw materials	$ 1,865,871	$ 728,344
Work in process	2,135,503	2,302,440
Finished goods	6,386,719	5,730,737
Allowance, Excess Quantities	(354,500)	(303,100)
Total inventory	$ 10,033,593	$ 8,458,421

5. Notes Payable

Long-term debt at December 31, 2002 consists of:

	Dec 31, 2002	Dec 31, 2001
Term Loan with bank, payable in monthly installments of $22,222 plus interest at prime(4.25% at December 31, 2002) plus 0.75% due February 1, 2004, net of debt discount of $89,387 and $138,135 at December 31, 2002 and 2001, respectively	$ 1,355,057	$ 1,070,010
Term Loan with bank, payable in monthly installments of $24,060 including interest at 9.75% due January 5, 2006	2,647,586	$2,671,546
Term Loan with bank, payable in monthly installments of $5,582 including interest at 10.00% due January 5, 2004	68,657	$120,889
Term Loan with bank, payable in monthly installments of $26,139 including interest at 5.75% due January 5, 2006	1,627,720	—
Loan payable to a Mexican finance institution denominated in Mexican Pesos bearing interest at 9.81%	90,322	90,322
Loan with bank, with interest payable monthly at prime (4.25% at December 31, 2002) due December 31, 2003	969,425	967,526
Total	$ 6,758,767	$ 4,920,293
Less current portion	(1,742,658)	(1,376,291)
Total long-term debt	$ 5,016,109	$ 3,544,002

In January, 2001, the Company entered into a Loan and Security Agreement with an institutional lender under which the lender has provided the Company with a credit facility in the amount of $9,500,000, collateralized by equipment, inventory, receivables and other assets of the Company. The credit facility includes a term loan of $1,426,000, at an

5. Notes payable, continued

interest rate of prime plus 0.75% per annum, which is based upon the appraised value of the equipment of the Company and a revolving line of credit at an interest rate of prime plus 0.5% per annum, the amount of which is based on advances of up to 85% of eligible receivables and up to 40% of the value of the Company's inventory. In 2002, the lender advanced additional funds on the original term loan in the amount of $490,880 and advanced a second term loan in the amount of $1,740,000 and increased the credit facility to $11,500,000. The term loans and revolving line of credit are secured by substantially all assets of the Company. The term of this credit facility is for a period of three years expiring on January 31, 2004, which may be extended by either party for an additional year.

A second term loan was established in July of 2002 in the initial amount of $1,229,000, at an interest rate of prime(4.25% at December 31, 2002) plus 1%. The credit facility is collateralized by substantially all assets of the Company. The term of this credit facility is for a period of three years, which may be extended by either party for an additional year.

As of December 31, 2002 and 2001, the balance outstanding on the credit facility was $5,642,649 and $5,697,717, respectively.

Also in January 2001, another lender loaned to the Company the sum of $2,873,000 in a refinance of the Company's principal office building and property situated in Barrington, Illinois. The loan is collateralized by this building and property, with a net carrying value of $2,886,595, and has been made in the form of two notes. The first note is in the principal amount of $2,700,000, bears interest at the rate of 9.75%, and has a term of five years with an amortization period of 25 years.

The second note is in the principal amount of $173,000 with an interest rate of 10%, and has a term of three years.

Future Minimum principal payments, exclusive of debt discount, for amounts outstanding under these long-term debt agreements are as follows for the year ended December 31, 2002:

	2002
2003	1,742,658
2004	2,528,824
2005	39,225
2006	2,537,447
	$ 6,848,154

The agreements impose limitations on the Company with respect to dividends, maintaining minimum net worth of no less than $5,000,000 and allowing for the subjective acceleration of amounts due under the loan agreements in the event of material adverse changes.

6. Subordinated Debt

In November, 1999, the Company received $865,000 from certain shareholders in exchange for (a) two year 10% subordinated notes, and (b) three year warrants to purchase 423,579 common shares at $1.69 per share. The cash proceeds were allocated to the note and warrants based upon the relative fair value of the securities issued. The value of the warrants was $593,467 calculated using Black-Scholes option pricing formula. The $865,000 proceeds were allocated to subordinated notes in the amount of $513,022 and warrants issued in connection with subordinated debt, within stockholders' equity, of $351,978 based upon the relative fair values. The Company applied the debt discount of $351,978 against the subordinated debt. The debt discount was amortized using the effective interest method over the term of the debt which matured in December 2001. During 2002, the stockholders contributed the remaining subordinated debt totaling $715,000 to equity.

In December, 2002 the warrants were exercised.

CTI Industries Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

7. Income Taxes

The income tax provisions are comprised of the following:

	Dec. 31 2002	Dec. 31 2001
Current:		
Federal	$ —	$ —
State	—	—
Foreign	—	22,316
	—	22,316
Deferred:		
Federal	25,859	199,340
State	3,665	—
Foreign	9,541	54,897
	39,065	254,237
Total income tax provision (benefit)	$ 39,065	$ 276,553

The components of the net deferred tax asset (liability) at December 31 are as follows:

	2002	2001
Deferred tax assets:		
Allowance for doubtful accounts	$ 135,667	$ 141,915
Inventory valuation	203,032	196,092
Accrued liabilities	126,804	192,870
Sale Leaseback	79,701	(396,974)
Net operating loss carryforwards	1,840,916	1,760,106
Alternative minimum tax credit carryforwards	338,612	338,600
State Investment Tax Credit carryforward	26,225	—
Foreign Asset Tax Credit carryforward	166,790	—
Total deferred tax assets	2,917,747	2,232,609
Deferred tax liabilities:		
Book over tax basis of capital assets	(989,197)	841,626
Cash basis of foreign inventory purchases	(500,578)	—
	1,427,972	1,390,983
Less: Valuation allowance	(738,600)	(738,600)
Net deferred tax asset	$ 689,372	$ 652,383

The Company maintains a valuation allowance with respect to deferred tax assets as a result of the uncertainty of ultimate realization. At December 31, 2002 the Company has net operating loss carryforwards of approximately $4,600,000 expiring in various years through 2022. In addition, the Company has approximately $338,600 of alternative minimum tax credits as of December 31, 2002, which have no expiration date. Unremitted earnings of foreign subsidiaries have been indefinitely reinvested.

Income tax provisions differed from the taxes calculated at the statutory federal tax rate as follows:

CTI Industries Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

7. Income Taxes, continued

	December 31, 2002	December 31, 2001
Taxes at statutory rate	$ 114,000	$ (4,600)
State income taxes	16,000	0
Nondeductible Expenses	41,000	—
Increase in deferred tax Valuation allowance	—	27,300
State credit created in current year	(22,000)	—
Foreign taxes and other	(109,935)	253,853
Income tax provision	$ 39,065	$ 276,553

8. Employee Benefit Plan

The Company has a defined contribution plan for substantially all employees. The plan provides for the Company matching contributions on the first $300 of employee contributions with an additional bonus match of 1% of compensation for all participants who are employees on the last date of the plan year. Profit sharing contributions may also be made at the discretion of the Board of Directors. Employer contributions to the plan totaled $53,680 for the year ended December 31, 2002, and $57,160 for the year ended December 31, 2001.

9. Related Party Transactions

The Company obtains legal services from a law firm in which two shareholders of the law firm are also shareholders of the Company, and in which one shareholder of the law firm is both a director and a shareholder of the Company. Legal fees incurred with this firm were $102,000 for the year ended December 31, 2002 and $121,305 for the year ended December 31, 2001.

In 1998, the Company advanced funds totaling $81,352 to officers of the Company. $56,456 of these funds were used to purchase common stock of the Company and is reflected as a contra equity account at December 31, 2002 and 2001.

In November 1999, the Company sold one of its buildings to a related party. See Note 12.

10. Goodwill and Intangible Assets

On January 1, 2002, the Company implemented Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. Under the provisions of SFAS 142, goodwill is no longer subject to amortization over its estimated useful life, but instead will be subject to at least annual assessments for impairment by applying a fair-value based test. SFAS 142 also requires that an acquired intangible asset should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the asset can be sold, licensed, rented or exchanged, regardless of the acquirer's intent to do so. The Company has no acquired intangible assets other than goodwill. The Company determined that no transitional impairment loss was required at January 1, 2002.

The Company retained an independent consulting firm to conduct a study and make a determination whether the goodwill reflected on the Company's financial statements was impaired as of January 1, 2002 and December 31, 2002. On March 24, 2003, the Company received the report and opinion of the outside firm to the effect there was no impairment of the goodwill reflected on the financial statements of the Company as of December 31, 2002.

The gross carrying amount of goodwill as of December 31, 2002 and 2001 is $1,113,108.

CTI Industries Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

11. Commitments and Contingencies, continued

	Year to Date December 31	
	2002	2001
Reported net income (loss)	$ 302,512	$ (232,292)
Add back: Goodwill amortization	$ —	$ 86,664
Adjusted net income (loss)	$ 302,512	$ (145,628)
Basic earnings per share		
Reported net income (loss)	$ 0.18	$ (0.15)
Add back: Goodwill amortization	$ —	$ 0.07
Adjusted net income (loss)	$ 0.18	$ (0.08)
Fully diluted earnings per share:		
Reported net income (loss)	$ 0.16	$ (0.15)
Add back: Goodwill amortization	$ —	$ 0.07
Adjusted net income (loss)	$ 0.16	$ (0.08)

11. Commitments and Contingencies

Operating Leases

The Company entered into a 10-year lease agreement for office and warehouse facilities in November 1999, requiring monthly payments of $17,404, to Pepper Road, Inc., a company related through common ownership. Approximately 50% of the facility was subleased through March 2002, and after that, The Company assumed the remaining 50% of the facility. The Company's United Kingdom subsidiary also maintains a lease for office and warehouse space which expires in 2019.

The Company leases office equipment under operating leases which expire on various dates between May 2003 and December 2006.

The net lease expense was $348,631 and 269,643 for the years ended December 31, 2002 and 2001, which includes $208,844 in 2002 and 2001 to Pepper Road, Inc.

The future aggregate minimum net lease payments under existing agreements as of December 31, as follows:

	Pepper Road, Inc.	Other	Total Lease Payments
2003	$ 208,844	305,679	$ 514,523
2004	208,844	303,039	511,883
2005	208,844	299,130	507,974
2006	208,844	290,931	499,775
2007	208,844	290,931	499,775
Thereafter	382,881	602,886	985,767
Total	1,427,101	2,092,596	$ 3,519,697

CTI Industries Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

12. Commitments and contingencies

Licenses

The Company has certain merchandising license agreements which are of a one to two year duration that require royalty payments based upon the Company's net sales of the respective products. The agreements call for guaranteed minimum commitments that are determined on a calendar year basis. Future guaranteed commitments due, as computed on a pro rata basis, as of December 31, are as follows:

2003	$ 271,700
2004	$ 126,700
2005	$ 126,700

13. Sale/Leaseback of Building

In November, 1999, the Company sold its building located next to its headquarters in Barrington, Illinois for a gain of $300,467, and entered into an agreement to lease back the facility. The building is owned by an entity in which officers/shareholders of the Company have a controlling interest. The gain realized on the sale was deferred and is being recognized into income over the 10 year lease term.

14. Relationship with Pepper Road Company

In January, 2003, the Financial Accounting Standards Board issued interpretation No. 46, Consolidation of Variable Interest Entities. This Interpretation establishes standards for identifying a variable interest entity and for determining under what circumstances a variable interest entity should be consolidated with its primary beneficiary. The requirements of Interpretation 46 apply to the Company for its year ending December 31, 2004.

Until now, a company has generally included another entity in its consolidated financial statements only if it controlled the entity through voting interests. Interpretation 46 changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both.

In is possible that the Company will consolidate Pepper Road Company ("Pepper Road") when this interpretation becomes effective. Pepper Road purchased from the Company certain real estate including a building and leases that property to the Company under a 10 year lease. The unaudited financial statements of Pepper Road for its fiscal year ended December 31, 2002 include:

Gross Lease Income	$ 208,844
Net Income	$ 19,215
Assets, primarily land and building	$ 1,756,800
Liabilities, primarily notes payable to bank	$ 1,712,727
Equity	$ 44,073

The Company paid a total of $208,844 in lease payments to Pepper Road during 2002 and 2001, respectively. The lease commitments of the Company to Pepper Road are included in Note 11. Each of the following persons owns a one-third equity interest in Pepper Road: Howard Schwan, President, John Schwan, Chairman of the Board and Stephen Merrick, Executive Vice President. Each of the foregoing persons is a director and a significant shareholder of the Company.

14. Relationship with Pepper Road Company, continued

When Interpretation 46 becomes effective, if a determination is made that the Company will consolidate with Pepper Road, the net amount added to the Company's balance sheet must be recognized as the cumulative effect of an accounting change. Interpretation 46 may be applied by restating previously issued financial statements with a cumulative-effect adjustment as of the beginning of the first year restated. The Company is not required to restate its financial statements and does not intend to do so. The impact that adoption of Interpretation 46 is expected to have on the Company's financial statements is not currently known.

15. Stock Options and Warrants

Under the Company's 1997 Stock Option Plan (effective July 1, 1997), a total of 119,050 shares of Common Stock are reserved for issuance under the Stock Option Plan. Options to purchase 98,416 shares of Common Stock have been granted as of October 31, 1998, and remain outstanding at December 31, 2002. The options are exercisable immediately upon grant and have a term of ten years. The Plan provides for the award of options, which may either be incentive stock options ("ISOs") within the meaning of Section 422A of the Internal Revenue Code of 1986, as amended (the "Code") or non-qualified options ("NQOs") which are not subject to special tax treatment under the Code. The Plan is administered by the Board or a committee appointed by the Board (the "Administrator"). Officers, directors, and employees of, and consultants to, the Company or any parent or subsidiary corporation selected by the Administrator are eligible to receive options under the Plan. Subject to certain restrictions, the Administrator is authorized to designate the number of shares to be covered by each award, the terms of the award, the date on which and the rates at which options or other awards may be exercised, the method of payment and other terms.

On March 19, 1999, the Board of Directors approved for adoption, effective May 6, 1999, the 1999 Stock Option Plan ("Plan"). The Plan authorizes the grant of options to purchase up to an aggregate of 158,733 shares of the Company's Common Stock. As of December 31, 2002, 147,027 options had been granted under the 1999 Stock Option Plan. The options are exercisable immediately upon grant, and have a term of ten years.

On April 12, 2001 the Board of Directors approved for adoption, effective December 27, 2001, the 2001 Stock Option Plan ("Plan"). The Plan authorizes the grant of options to purchase up to an aggregate of 158,733 shares of the Company's Common Stock. As of December 31, 2002, 106,550 options had been granted under the 2001 Stock Option Plan. The options are exercisable immediately upon grant and have a term of ten years.

On April 24, 2002 the Board of Directors approved for adoption, effective October 12, 2002, the 2002 Stock Option Plan ("Plan"). The Plan authorizes the grant of options to purchase up to an aggregate of 142,860 shares of the Company's Common Stock. As of December 31, 2002, 58,930 options had been granted under the 2002 Stock Option Plan. The options are exercisable immediately upon grant and have a term of ten years.

The exercise price for ISOs cannot be less than the fair market value of the stock subject to the option on the grant date (110% of such fair market value in the case of ISOs granted to a stockholder who owns more than 10% of the Company's Common Stock). The exercise price of a NQO shall be fixed by the Administrator at whatever price the Administrator may determine in good faith. Unless the Administrator determines otherwise, options generally have a 10-year term (or five years in the case of ISOs granted to a participant owning more than 10% of the total voting power of the Company's capital stock). Unless the Administrator provides otherwise, options terminate upon the termination of a participant's employment, except that the participant may exercise an option to the extent it was exercisable on the date of termination for a period of time after termination.

In December, 1996, certain members of company management were issued warrants to purchase 76,923 shares of the Company's Common Stock at an exercise price of $2.73 per share in consideration of their facilitating and guaranteeing a bank loan to the Company in the amount of $6.3 million. The warrants had a term of six years and were exercised in 2002.

In September, 1998 the Company issued an option to purchase 11,905 shares of the Company's Common Stock at an exercise price of $2.10 per share to Thornhill Capital LLC in consideration for services. The option has a term of 10 years. In September, 1999, warrants to purchase 19,079 shares of the Company's Common Stock at an exercise price of $9.36 per share were cancelled and reissued at an exercise price of $1.42 per share. In April, 2002, the

CTI Industries Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

15. Stock Options and Warrants, continued

Company issued an option to purchase 11,905 shares of the Company's Common Stock at an exercise price of $2.10 per share to Thornhill Capital in consideration of services.

In November 1999, warrants issued in 1997 to purchase up to 76,389 shares of the Company's Common Stock for $9.36 were cancelled. New warrants to purchase up to 423,579 shares of the Company's Common Stock at $1.688 were issued. The new warrants had a term of 3 years and were exercised in 2002.

In July, 2001, certain members of company management were issued warrants to purchase 119,050 shares of the Company's Common Stock at an exercise price of $1.50 per share in consideration of their facilitating and guaranteeing and securing bank loans to the Company in the amount of $1.4 million and for advancing additional monies to the company that were repaid in 2001. The warrants have a term of five years.

The following is a summary of the activity in the Company's stock option plans and other options and warrants issued, as restated for the stock dividend, for the years ended December 31, 2002 and December 31, 2001.

	Dec. 31, 2002	Weighted Avg. Exercise Price	Dec. 31, 2001	Weighted Avg. Exercise Price
Outstanding and exercisable, beginning of period	1,094,739	$ 2.04	884,814	$ 2.28
Granted	79,764	2.22	240,482	2.01
Exercised	(601,245)	1.54	—	—
Cancelled	(396)	6.51	(30,557)	5.37
Outstanding and exercisable at the end of period	572,862	$ 2.58	1,094,739	$ 2.04

At December 31, 2002, available options to grant were 84,000.

Significant option and warrant groups outstanding at December 31, 2002 and related weighted average price and remaining life information are as follows:

Grant Date	Outstanding	Exercisable	Exercise Price	Remaining Life (Years)
September 1997	5,953	5,953	$ 6.28	6
September 1998	92,463	92,463	$ 6.51	7
September 1998	11,905	11,905	$ 2.10	6
September 1999	19,079	19,079	$ 1.42	3
March 2000	147,027	147,027	$ 1.95	8
July 2001	119,050	119,050	$ 1.50	3
December 2001	106,550	106,550	$ 1.46	9
April 2002	11,905	11,905	$ 2.10	3
December 2002	58,930	58,930	$ 2.36	5

The weighted average fair value of options granted during the years ending December 31, 2002 and December 31, 2001 was $1.92 and $1.48 per share, respectively.

16. Stock Dividend and Class B Common Stock Conversion

On December 27, 2002, the Company distributed 304,218 shares of common stock in connection with a 19.05% dividend. As a result of the stock dividend, common stock was increased by $1,280,758 and accumulated deficit was increased by $1,280,758. All references in the accompanying financial statements to the number of common shares and pre-share amounts for 2001 have been restated to reflect the stock dividend.

In July, 1997, the Company effected a recapitalization (the "Recapitalization") without a formal reorganization. As part of the Recapitalization, the Board of Directors approved the creation of Class B Common Stock, approved a 1 for 2.6 reverse stock split on both the Common Stock and Preferred Stock, and negotiated a conversion of all then outstanding shares of the Company's Convertible Preferred Stock into an aggregate of 366,300 shares of Class B Common Stock. The conversion was effective upon the closing of an initial public offering of 575,000 shares of the Company's Common Stock on November 5, 1997. The shares of Class B Common Stock contained rights identical to shares of Common Stock, except that shares of Class B Common Stock, voting separately as a class, had the right to elect four of the Company's seven directors. Shares of Common Stock and Class B Common Stock, voting together as a class, vote on all other matters, including the election of the remaining directors. The recapitalization, initial public offering and related transactions were approved by written consent of the shareholders. On July 1, 2002, all outstanding shares of Class B Common Stock, by their terms, were converted to common stock.

17. Earnings Per Share

Basic earnings per share is computed by dividing the income available to common shareholders, net earnings, less redeemable preferred stock dividends and redeemable common stock accretion, by the weighted average number of shares of common stock outstanding during each period.

Diluted earnings per share is computed by dividing the net earnings by the weighted average number of shares of common stock and common stock equivalents (redeemable common stock, stock options and warrants), unless anti-dilutive, during each period.

Earnings per share for the years ended December 31, 2002, and December 31, 2001 was computed as follows:

	Year Ended December 31, 2002	Year Ended December 31, 2001
BASIC		
Average shares outstanding:		
Weighted average shares		
Outstanding during period	1,688,384	1,511,958
Earnings:		
Net income (loss)	$ 302,512	$ (232,292)
Amount for per share		
Computation	$ 302,512	$ (232,292)
Net earnings applicable to		
Common shares	$ 0.18	$ (0.15)
DILUTED		
Average shares outstanding:		
Weighted average shares		
Outstanding	1,688,384	1,511,958
Common stock equivalents (options/warrants)	196,021	—
Weighted average shares		
Outstanding during period	1,884,405	1,511,958

17. Earnings Per Share, continued

	Year Ended December 31, 2002	Year Ended December 31, 2001
Earnings:		
Net income	$ 302,512	$ (232,292)
Amount for per share Computation	$ 302,512	$ (232,292)
Net earnings applicable to Common shares	$ 0.16	$ (0.15)

18. Geographic Segment Data

The Company's operations consist of a business segment which designs, manufactures, and distributes balloon products. Transfers between geographic areas were primarily at cost. The Company's subsidiaries have assets consisting primarily of trade accounts receivable, inventory and machinery and equipment. Sales and selected financial information by geographic area for the periods ended December 31, 2001, and December 31, 2002 are as follows:

	United States	United Kingdom	Mexico	Eliminations	Consolidated
Year ended 12/31/01					
Revenues	$ 24,706,305	$ 1,672,672	$ 5,940,039	$ (4,872,522)	$ 27,446,494
Operating income	1,089,865	66,594	128,002	(267,739)	1,016,722
Net income (loss)	(104,384)	49,697	46,451	(224,056)	(232,292)
Total Assets	$ 20,354,875	$ 620,228	$ 5,785,584	$ (2,096,462)	$ 24,664,225
Year ended 12/31/02					
Revenues	$ 37,418,425	$ 1,965,736	$ 5,235,119	$ (3,382,804)	$ 41,236,476
Operating income	1,259,905	68,535	212,174	(95,674)	1,444,940
Net income (loss)	451,582	40,065	(99,724)	(89,411)	302,512
Total Assets	$ 26,311,194	$ 979,959	$ 4,982,751	$ (2,002,046)	$ 30,271,858

19. Litigation

On September 5, 2002, Byrne Sales Associates, Inc. filed an action against the Company in the Circuit Court of Jefferson County, Wisconsin for alleged breach of contract, claiming damages in the amount of $151,000. In the action, the plaintiff alleges that certain products manufactured by the Company and sold to plaintiff were defective. The Company has filed an answer to the complaint denying the substantive claims. Management of the Company believes the claims are without merit in fact or law and intends vigorously to defend the action.

In addition, the Company is also party to certain lawsuits arising in the normal course of business. The ultimate outcome of these matters is unknown, but in the opinion of management, the settlement of these matters is not expected to have a significant effect on the future financial position or results of operations of the Company.

CTI Industries Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

20. Fourth Quarter Adjustments

During the fourth quarter, the Company determined that adjustments to inventory, intercompany accounts and other accounts were necessary. The net effect of these fourth quarter adjustments did not materially effect the operating results of the first three quarters.

21. Subsequent Events

On February 22, 2003, CTI Mexico S.A. de C.V., 97% owned subsidiary of the Company, effected a spin-off under Mexican law under which a portion of the assets, liabilities and capital of CTI Mexico were transferred to a newly organized entity. This entity will operate under the name Flexo Universal S.A. de C.V. The capital ownership of Flexo Universal is identical to that of CTI Mexico. Flexo Universal commenced operations on March 1, 2003.

During February and March, 2003, two officers of the Company entered into agreements with the Company pursuant to which such individuals loaned the Company an aggregate of $1,630,000 in exchange for(i)two year notes bearing interest at 9% per annum and (ii)five year warrants to purchase up to 163,000 shares of common stock of the Company at $4.87 per share (the market price of the Company's common stock on the date of issuance of the Warrants). The funds were provided to re-finance an existing loan to CTI Mexico and Flexo Universal of $880,000 and to provide funds to Flexo Universal for capital investment and working capital.

During March and April, 2003, an officer of the Company loaned to the Company an additional aggregate amount of $690,000. Such amount is due on demand and bears interest at the rate of 8% per annum.

EXECUTIVE OFFICERS

John H. Schwan
Chairman of the Board of Directors

Howard W. Schwan
President

Stephen M. Merrick
Executive Vice President

Mark Van Dyke
Senior Vice President

Samuel Komar
Vice President of Latex Sales

Brent Anderson
Vice President Manufacturing

SHAREHOLDER INFORMATION

Listed on the NASDAQ Small Cap Market System under the symbol "CTIB"

COUNSEL
Merrick & Klimek, P.C.
401 S. LaSalle Street
Suite 1302
Chicago, Illinois 60605

ANNUAL MEETING
Shareholders are invited to attend the 2002 Annual Meeting of Shareholders on September 5th, 2003 at 10:00 a.m.
Holiday Inn - Crystal Lake
800 South Route 31
Crystal Lake, IL 60014

CORPORATE INFORMATION

Headquarters
22160 North Pepper Road
Barrington, Illinois 60010

REGISTRAR AND TRANSFER AGENT
Continental Stock Transfer & Trust Co.
Two Broadway
New York, NY 10004

AUDITORS
Eisner, LLP
750 3rd Avenue
New York, NY 10017

DIRECTORS

John H. Schwan
Chairman of the Board of Directors
President of Packaging Systems

Howard W. Schwan
President

Stephen M. Merrick
Executive Vice President
Principal, Merrick & Klimek, P.C.
Senior Vice President and Director of Reliv International, Inc. (NASDAQ)

Stanley M. Brown
President, Inn-Room Systems, Inc.

Bret Tayne
President, Everede Tool Company



CTI Industries Corporation

INFORMATION REGARDING THE COMPANY'S COMMON STOCK

The Company's common stock trades on the NASDAQ Small Cap Market System under the symbol "CTIB". The Company has not paid dividends since its initial public offering in November, 1997 and does not anticipate paying dividends in the foreseeable future. July 18, 2003 there were approximately 41 holders of record of the Company's common stock. The Company believes that the number of beneficial holders of its common stock is substantially higher.

Special Note Regarding Forward-Looking Statements
Certain statements in this Annual Report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Report Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to differ from the performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to (i) the Company's ability to enter into contracts with licensors, suppliers, distributors and strategic partners, (ii) the Company's growth strategy, (iii) anticipated trends in the Company business, as will as other risks and uncertainties reported in the Company's other SEC filings.

CTI Industries Corporation
22160 N. Pepper Road
Barrington, IL 60010
U.S.A.
800-CTI-Loon

CTI Balloons Ltd.
Rugby, Warwickshire
CV 21 1PB
U.K.

Flexo Universal
C.P. 45100 Zapopan
Jalisco, Mexico

Website
www.ctiindustries.com


CTI